KT Corporation and Subsidiaries Condensed Consolidated Interim Financial Statements March 31, 2026 and 2025, and December 31, 2025 ATTACHMENT : INDEPENDENT AUDITOR’S REVIEW REPORT

KT Corporation and Subsidiaries Index March 31, 2026 and 2025, and December 31, 2025 Page(s) Report on Review of Condensed Consolidated Interim Financial Statements ... 1 – 2 Condensed Consolidated Interim Financial Statements Condensed Consolidated Interim Statements of Financial Position…………………… 3 – 4 Condensed Consolidated Interim Statements of Profit or Loss………………………… 5 Condensed Consolidated Interim Statements of Comprehensive Income …………… 6 Condensed Consolidated Interim Statements of Changes in Equity ……………… 7 – 8 Condensed Consolidated Interim Statements of Cash Flows ………………………. 9 – 10 Notes to the Condensed Consolidated Interim Financial Statements ………………… 11 – 72

Report on Review of Consolidated Interim Financial Statements (English Translation of a Report Originally Issued in Korean) To the Shareholders and Board of Directors of KT Corporation Reviewed Financial Statements We have reviewed the accompanying condensed consolidated interim financial statements of KT Corporation and its subsidiaries (collectively referred to as the “Group”). These condensed consolidated interim financial statements consist of the consolidated interim statement of financial position of the Group as at March 31, 2026, and the related consolidated interim statements of profit or loss, comprehensive income, changes in equity and cash flows for the three-month period ended March 31, 2026, and material accounting policy information and other selected explanatory notes, expressed in Korean won. Management's Responsibility for the Financial Statements Management is responsible for the preparation and presentation of these condensed consolidated interim financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error. Auditor's Responsibility Our responsibility is to express a conclusion on these condensed consolidated interim financial statements based on our review. We conducted our review in accordance with quarterly or semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion. Conclusion Based on our review, nothing has come to our attention that causes us to believe the accompanying condensed consolidated interim financial statements are not prepared, in all material respects, in accordance with Korean IFRS 1034 Interim Financial Reporting.

Other Matters The consolidated interim statements of profit or loss, comprehensive income, changes in equity and cash flows for the three-month period ended March 31, 2025, presented herein for comparative purposes, were reviewed by Deloitte Anjin LLC whose report dated May 15, 2025. Based on their review, nothing has come to their attention that causes them to believe the accompanying consolidated interim financial statements do not present fairly, in all material respects, the financial position as of March 31, 2025, and its financial performance and its cash flows for the three-month period ended March 31, 2025 in accordance with K-IFRS No.1034 Interim Financial Reporting. The consolidated statement of financial position as at December 31, 2025, and the consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for the year then ended, not presented herein, were audited by another auditor who expressed an unqualified opinion on those statements on March 13, 2026. The consolidated statement of financial position as at December 31, 2025, presented herein for comparative purposes, is consistent, in all material respects, with the above audited consolidated statement of financial position as at December 31, 2025. Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. May 15, 2026 Seoul, Korea This report is effective as of May 15, 2026, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KT Corporation and Subsidiaries Condensed Consolidated Interim Statements of Financial Position as at March 31, 2026 and December 31, 2025 (in millions of Korean won) Notes Assets Current assets Cash and cash equivalents 4,30 ₩ 2,860,116 ₩ 3,506,971 Trade and other receivables, net 4,5,30 6,346,879 5,845,149 Other financial assets 4,6,30 2,104,415 1,626,982 Current tax assets 6,446 9,875 Inventories, net 7 537,549 416,135 Current assets held-for-sale 9 2,426 4,316 Other current assets 8 2,669,263 2,568,108 Total current assets 14,527,094 13,977,536 Non-current assets Trade and other receivables, net 4,5,30 2,036,753 2,069,139 Other financial assets 4,6,30 3,816,893 3,362,916 Property and equipment, net 10 13,862,100 14,258,472 Right-of-use assets 17 1,492,071 1,538,117 Investment properties, net 10 2,901,716 2,872,049 Intangible assets, net 10 1,444,577 1,556,621 Investments in associates and joint ventures 11 1,592,151 1,563,946 Deferred tax assets 668,707 660,107 Net defined benefit assets 15 50,230 71,840 Other non-current assets 8 1,117,700 1,017,830 Total non-current assets 28,982,898 28,971,037 Total assets ₩ 43,509,992 ₩ 42,948,573 March 31, 2026 December 31, 2025

KT Corporation and Subsidiaries Condensed Consolidated Interim Statements of Financial Position as at March 31, 2026 and December 31, 2025 (in millions of Korean won) Notes Liabilities Current liabilities Trade and other payables 4,12,30 ₩ 6,933,567 ₩ 6,868,707 Borrowings 4,13,30 3,531,764 2,499,539 Other financial liabilities 4,6,30 423,840 526,093 Current tax liabilities 215,150 237,613 Provisions 14 294,938 312,811 Deferred income 20 61,162 62,175 Other current liabilities 4,8,17 1,181,676 1,185,826 Total current liabilities 12,642,097 11,692,764 Non-current liabilities Trade and other payables 4,12,30 295,621 328,269 Borrowings 4,13,30 7,304,817 8,286,033 Other financial liabilities 4,6,30 593,468 592,599 Net defined benefit liabilities 15 113,746 85,631 Other provisions 14 103,484 105,074 Deferred income 20 136,707 140,615 Deferred income tax liabilities 1,246,651 1,151,424 Other non-current liabilities 4,8,17 1,079,845 1,108,141 Total non-current liabilities 10,874,339 11,797,786 Total liabilities 23,516,436 23,490,550 Equity attribute to owners of the Controlling Company Share capital 1,564,499 1,564,499 Share premium 1,440,258 1,440,258 Retained earnings 18 15,174,497 14,964,332 Accumulated other comprehensive income 882,110 563,279 Other components of equity 19 (873,656) (876,715) 18,187,708 17,655,653 Non-controlling interest 1,805,848 1,802,370 Total equity 19,993,556 19,458,023 Total liabilities and equity ₩ 43,509,992 ₩ 42,948,573 March 31, 2026 December 31, 2025 The above consolidated interim statements of financial position should be read in conjunction with the accompanying notes.

(in millions of Korean won, except per share amounts) Notes Operating revenue 20,28 ₩ 6,778,448 ₩ 6,845,117 Operating expenses 21 6,295,747 6,156,346 Operating profit 28 482,701 688,771 Other income 22 96,364 65,362 Other expenses 22 57,700 37,810 Finance income 23 265,319 128,094 Finance costs 23 281,038 124,359 Share of net profits (losses) of associates and joint ventures 11 6,891 (8,228) 512,537 711,830 Income tax expense 24 124,216 145,031 ₩ 388,321 ₩ 566,799 Profit for the Year Attributable to: Owners of the Parent Company ₩ 352,247 ₩ 539,839 Non-controlling interests 36,074 26,960 Earnings per share attributable to the equity holders of the Parent Company Basic earnings per share 25 ₩ 1,460 ₩ 2,196 Diluted earnings per share 25 1,458 2,194 Profit for the period during the period (in Korean won): KT Corporation and Subsidiaries Condensed Consolidated Interim Statements of Profit or Loss For the three-month periods ended March 31, 2026 and 2025 2026 2025 Profit before Income Tax The above consolidated interim statements of profit or loss should be read in conjunction with the accompanying notes. Three-Month Periods Ended March 31

KT Corporation and Subsidiaries Condensed Consolidated Interim Statements of Comprehensive Income For the three-month periods ended March 31, 2026 and 2025 (in millions of Korean won) Notes 2026 2025 Profit for the period ₩ 388,321 ₩ 566,799 Other comprehensive income (loss) Items that will not be reclassified to profit or loss: Remeasurements of the net defined benefit liabilities 15 (2,443) (3,862) (23) 144 6 321,797 (6,672) Items that are or may be subsequently reclassified to profit or loss: (122) - Valuation gains on cash flow hedges 6 128,144 13,823 (118,935) 1,040 (9,687) 781 Exchange differences on translation of foreign operations (4,025) 1,732 314,706 6,986 Total comprehensive income for the period ₩ 703,027 ₩ 573,785 Total comprehensive income for the period attributable to: Owners of the Parent Company ₩ 673,745 ₩ 556,022 Non-controlling interests 29,282 17,763 The above consolidated interim statements of comprehensive income should be read in conjunction with the accompanying notes. Share of remeasurement of the net defined benefit liabilities of associates and joint ventures Other comprehensive income (loss) from cash flow hedges reclassified to profit or loss Share of other comprehensive income (loss) of associates and joint ventures Other comprehensive income for the period, net of tax Valuation gains (losses) on equity instruments at fair value through other comprehensive income Loss on valuation of debt instruments at fair value through other comprehensive income

KT Corporation and Subsidiaries
Condensed Consolidated Interim Statements of Changes in Equity
For the three-month periods ended March 31, 2026 and 2025

(in millions of Korean won)

		Attributable to owners of the Controlling Company							
	Notes	Share capital	Share premium	Retained earnings	Accumulated other comprehensive income	Other components of equity	Total	Non-controlling interest	Total equity
Balance as at January 1, 2025		₩ 1,564,499	₩ 1,440,258	₩ 13,779,776	₩ 63,729	₩ (637,560)	₩ 16,210,702	₩ 1,785,847	₩ 17,996,549
Comprehensive income									
Profit for the period		-	-	539,839	-	-	539,839	26,960	566,799
Remeasurements of net defined benefit liabilities	15	-	-	(521)	-	-	(521)	(3,341)	(3,862)
Share of remeasurement of the net defined benefit liabilities of associates and joint ventures		-	-	153	-	-	153	(9)	144
Share of other comprehensive income of associates and joint ventures		-	-	-	385	-	385	396	781
Valuation gains (losses) on cash flow hedges	6	-	-	-	14,942	-	14,942	(79)	14,863
Valuation gains (losses) on financial instruments at fair value through other comprehensive income	6	-	-	1,089	(7,331)	-	(6,242)	(430)	(6,672)
Exchange differences on translation of foreign operations		-	-	-	7,466	-	7,466	(5,734)	1,732
Total comprehensive income for the period		-	-	540,560	15,462	-	556,022	17,763	573,785
Transactions with owners									
Dividends paid by the Parent Company		-	-	(122,836)	-	-	(122,836)	-	(122,836)
Dividends paid to non-controlling interest of subsidiaries		-	-	-	-	-	-	(18,572)	(18,572)
Change in consolidation Scope		-	-	-	-	-	-	(43,143)	(43,143)
Change in ownership interests in subsidiaries		-	-	-	-	5,015	5,015	(6,464)	(1,449)
Appropriation of retained earnings related to loss on disposal of treasury stock		-	-	(57)	-	57	-	-	-
Acquisition of treasury stock		-	-	-	-	(47,197)	(47,197)	-	(47,197)
Others						2,846	2,846	(1,662)	1,184
Subtotal		-	-	(122,893)	-	(39,279)	(162,172)	(69,841)	(232,013)
Balance as at March 31, 2025		W 1,564,499	W 1,440,258	W 14,197,443	W 79,191	W (676,839)	W 16,604,552	W 1,733,769	W 18,338,321

7

KT Corporation and Subsidiaries
Condensed Consolidated Interim Statements of Changes in Equity
For the three-month periods ended March 31, 2026 and 2025

(in millions of Korean won)

	Notes	Attributable to owners of the Controlling Company						Non-controlling interest	Total equity
		Share capital	Share premium	Retained earnings	Accumulated other comprehensive income	Other components of equity	Total		
Balance as at January 1, 2026		₩ 1,564,499	₩ 1,440,258	₩ 14,964,332	₩ 563,279	₩ (876,715)	₩ 17,655,653	₩ 1,802,370	₩ 19,458,023
Comprehensive income									
Profit for the year		-	-	352,247	-	-	352,247	36,074	388,321
Remeasurements of net defined benefit liabilities	15	-	-	(1,507)	-	-	(1,507)	(936)	(2,443)
Share of remeasurement of the net defined benefit liabilities of associates and joint ventures		-	-	(21)	-	-	(21)	(2)	(23)
Share of other comprehensive income of associates and joint ventures		-	-	-	(7,239)	-	(7,239)	(2,448)	(9,687)
Valuation gains (losses) on cash flow hedges	6	-	-	-	9,007	-	9,007	202	9,209
Valuation gains on financial instruments at fair value through other comprehensive income	6	-	-	4,195	318,212	-	322,407	(732)	321,675
Exchange differences on translation of foreign operations		-	-	-	(1,149)	-	(1,149)	(2,876)	(4,025)
Total comprehensive income for the period		-	-	354,914	318,831	-	673,745	29,282	703,027
Transactions with owners									
Dividends paid by the Parent Company		-	-	(144,658)	-	-	(144,658)	-	(144,658)
Dividends paid to non-controlling interest of subsidiaries		-	-	-	-	-	-	(22,922)	(22,922)
Change in ownership interests in subsidiaries		-	-	-	-	483	483	(2,203)	(1,720)
Appropriation of retained earnings related to loss on disposal of treasury stock		-	-	(91)	-	91	-	-	-
Disposal of treasury stock		-	-	-	-	58	58	-	58
Others		-	-	-	-	2,427	2,427	(679)	1,748
Subtotal		-	-	(144,749)	-	3,059	(141,690)	(25,804)	(167,494)
Balance as at March 31, 2026		₩ 1,564,499	₩ 1,440,258	₩ 15,174,497	₩ 882,110	₩ (873,656)	₩ 18,187,708	₩ 1,805,848	₩ 19,993,556

The above consolidated Interim statements of changes in equity should be read in conjunction with the accompanying notes.

8

KT Corporation and Subsidiaries Condensed Consolidated Interim Statements of Cash Flows For the three-month periods ended March 31, 2026 and 2025 (in millions of Korean won) Notes Cash flows from operating activities Cash generated from operations 26 ₩ 797,952 ₩ 728,367 Interest paid (125,885) (126,472) Interest received 84,390 84,085 Dividends received 3,869 3,410 Income tax paid (110,182) (59,141) Cash flows from operating activities 650,144 630,249 Cash flows used in investing activities Collection of loans 9,238 11,276 Disposals of financial assets at fair value through profit or loss 39,264 47,939 Disposal of financial assets at amortized cost 181,189 129,949 13,605 142 1,860 - 4,472 10,599 Disposals of property, equipment and investment properties 17,941 28,709 Disposals of intangible assets 241 2,312 Disposals of right-of-use assets 20 45 Disposals of derivatives 971 4,256 Increase in cash due to change in consolidation scope - 74,237 Loans granted (2,935) (14,107) Acquisitions of financial assets at fair value through profit or loss (52,820) (15,388) Acquisitions of financial assets at amortized cost (383,947) (310,686) Acquisitions of financial assets at fair value through other comprehensive income - - Acquisitions of investments in associates and joint ventures (14,600) (12,630) Acquisitions of property and equipment and investment properties (559,106) (1,373,759) Acquisitions of intangible assets (313,227) (304,937) Acquisitions of right-of-use assets (25) (45) Cash outflows under derivatives contracts (109,960) - Cash flows used in investing activities (1,167,819) (1,722,088) 2026 2025 Disposals of financial assets at fair value through other compr Disposals of investments in associates and joint ventures Disposals of assets held-for-sale

KT Corporation and Subsidiaries Condensed Consolidated Interim Statements of Cash Flows For the three-month periods ended March 31, 2026 and 2025 (In millions of Korean won) Notes Cash flows used in financing activities 27 Proceeds from borrowings 956,741 2,719,681 Cash inflow from transactions with non-controlling shareholders 280 1,699 Cash inflow from other financing activities - 12,711 Repayments of borrowings (985,816) (2,072,728) Decrease in lease liabilities (100,649) (97,790) Cash outflow under derivatives contracts - (3,724) Acquisition of treasury stock - (47,197) Cash outflow from transactions with non-controlling shareholders (2,000) (3,633) Cash outflow from other financing activities (353) (425) Cash flows used in financing activities (131,797) 508,594 Effect of exchange rate change on cash and cash equivalents 2,617 (439) Net increase (decrease) in cash and cash equivalents (646,855) (583,684) Cash and cash equivalents Beginning of the period 3,506,971 3,716,680 End of the period ₩ 2,860,116 ₩ 3,132,996 The above consolidated Interim statements of cash flows should be read in conjunction with the accompanying notes. 2026 2025

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at March 31, 2026 and 2025, and December 31, 2025 11 1 General Information The consolidated financial statements have been prepared by KT Corporation, the “Controlling Company” as defined under Korean IFRS 1110 Consolidated Financial Statements, by consolidating 78 subsidiaries (collectively referred to as the “Group”) including BC Card Co., Ltd. and others as described in Note 1.2. 1.1 The Controlling Company KT Corporation (the “Controlling Company”) commenced operations on January 1, 1982, when it spun off from the Korea Communications Commission (formerly the Korean Ministry of Information and Communications) to provide telecommunication services and to engage in the development of advanced communications services under the Act of Telecommunications of Korea. The address of the Controlling Company’s registered office is 90, Buljeong-ro, Bundang-gu, Seongnam City, Gyeonggi Province, Korea. On October 1, 1997, upon the announcement of the Act on the Management of Government-Invested Institutions and the Privatization Law, the Controlling Company became a government-funded institution under the Commercial Code of Korea. On December 23, 1998, the Controlling Company’s shares were listed on the Korea Exchange. On May 29, 1999, the Controlling Company issued 24,282,195 additional shares and issued American Depository Shares (ADS), which represents new shares and 20,813,311 government-owned shares, on the New York Stock Exchange. On July 2, 2001, additional ADS representing 55,502,161 government-owned shares were issued on the New York Stock Exchange. In 2002, the Controlling Company acquired the entire government-owned shares in accordance with the Korean government’s privatization plan. As at March 31, 2026, the Korean government does not own any shares in the Controlling Company.

KT Corporation and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
As at March 31, 2026 and 2025, and December 31, 2025

1.2 Consolidated Subsidiaries

(1) The consolidated subsidiaries as at March 31, 2026 and December 31, 2025, are as follows:

Subsidiary	Type of business	Location	Controlling Interest [1] (%) March 31, 2026	Controlling Interest [1] (%) December 31, 2025	Closing month
KT Telecop Co., Ltd.	Security service	Korea	92.7%	92.7%	December
KT Alpha Co., Ltd. [4]	Data communication	Korea	73.0%	73.0%	December
KT Service Bukbu Co., Ltd	Opening services of fixed line	Korea	78.9%	78.9%	December
KT Service Nambu Co., Ltd. [4]	Opening services of fixed line	Korea	97.8%	97.8%	December
KT Commerce Inc.	B2C, B2B service and relevant value-added service	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.3	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.4	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.5	Investment fund	Korea	100.0%	100.0%	December
BC-VP Strategic Investment Fund No.1	Investment fund	Korea	100.0%	100.0%	December
BC Card Co., Ltd.	Credit card business	Korea	69.5%	69.5%	December
VP Inc. [4]	Payment security service for credit card, others	Korea	72.2%	72.2%	December
BC Card China Co., Ltd.	Software development and data processing	China	100.0%	100.0%	December
Smartro Co., Ltd.	VAN (Value Added Network) business	Korea	64.5%	64.5%	December
KTDS Co., Ltd. [4]	System integration and maintenance	Korea	91.6%	91.6%	December
KT M&S Co., Ltd.	PCS distribution	Korea	100.0%	100.0%	December
KT GENIE Music Corporation[2]	Online music production and distribution	Korea	36.0%	36.0%	December
KT MOS Bukbu Co., Ltd. [4]	Telecommunication facility maintenance	Korea	100.0%	100.0%	December
KT MOS Nambu Co., Ltd. [4]	Telecommunication facility maintenance	Korea	98.4%	98.4%	December
KT Skylife Co., Ltd. [4]	Satellite TV	Korea	50.5%	50.5%	December
KT ENA Co., Ltd.	TV contents provider	Korea	100.0%	100.0%	December
KT Estate Inc.	Residential building development and supply	Korea	100.0%	100.0%	December
KT Investment Management Inc.	Asset management, real estate, and consulting services	Korea	100.0%	100.0%	December
KTGDH Co., Ltd.	Data center development and related service	Korea	100.0%	100.0%	December
KT Sat Co., Ltd.	Satellite communication business	Korea	100.0%	100.0%	December
kt Nasmedia Co., Ltd.[2,4]	Solution provider and IPTV advertisement sales business	Korea	44.7%	44.1%	December
KT Sports Co., Ltd.	Management of sports teams	Korea	100.0%	100.0%	December
KTCS Corporation [2,4]	Database and online information provider	Korea	34.1%	34.1%	December
KTIS Corporation [2,4]	Database and online information provider	Korea	33.4%	33.4%	December
KT M Mobile Co., Ltd.	Special category telecommunications operator and sales of communication device	Korea	100.0%	100.0%	December
KT Investment Co., Ltd.	Financing business for new technology	Korea	100.0%	100.0%	December
Next Connect PFV Co., Ltd.	Residential building development and supply	Korea	100.0%	100.0%	December
KT Rwanda Networks Ltd.	Network install management	Rwanda	51.0%	51.0%	December
AOS Ltd.	System integration and maintenance	Rwanda	51.0%	51.0%	December
KT Japan Co., Ltd.	Foreign investment business and local counter	Japan	100.0%	100.0%	December

12

KT Corporation and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
As at March 31, 2026 and 2025, and December 31, 2025

Subsidiary	Type of business	Location	Controlling Interest [1] (%) March 31, 2026	December 31, 2025	Closing month
	work				
East Telecom LLC	Wireless/fixed line internet business	Uzbekistan	91.6%	91.6%	December
KT America, Inc.	Foreign investment business and local counter work	USA	100.0%	100.0%	December
PT. BC Card Asia Pacific	Software development and delivery	Indonesia	99.9%	99.9%	December
KT Hongkong Telecommunications Co., Ltd.	Fixed line telecommunication business	Hong Kong	100.0%	100.0%	December
Korea Telecom Singapore Pte. Ltd.	Foreign investment business and local counter work	Singapore	100.0%	100.0%	December
Texnoprosistem LLC	Fixed line internet business	Uzbekistan	100.0%	100.0%	December
KT Huimangjieum Co., Ltd.	Manufacturing	Korea	100.0%	100.0%	December
K-REALTY RENTAL HOUSING REIT 3	Residential building	Korea	88.6%	88.6%	December
Storywiz Co., Ltd.	Contents and software development and supply	Korea	100.0%	100.0%	December
KT Engineering Co., Ltd.	Telecommunication facility construction and maintenance	Korea	100.0%	100.0%	December
KT Studio Genie Co., Ltd.	Data communication service and data communication construction business	Korea	90.9%	90.9%	December
KTHS Corporation	Operation and maintenance of facilities	Korea	100.0%	100.0%	December
kt HCN Co., Ltd.	Cable television service	Korea	100.0%	100.0%	December
kt Millie Seojae [2]	Book contents service	Korea	38.4%	38.4%	December
KT ES Pte. Ltd.	Foreign investment business	Singapore	68.8%	68.8%	December
Epsilon Global Communications PTE. Ltd.	Network service industry	Singapore	100.0%	100.0%	December
Epsilon Telecommunications (SP) PTE. Ltd.	Fixed line telecommunication business	Singapore	100.0%	100.0%	December
Epsilon Telecommunications (US) PTE. Ltd.	Fixed line telecommunication business	Singapore	100.0%	100.0%	December
Epsilon Telecommunications Limited	Fixed line telecommunication business	UK	100.0%	100.0%	December
Epsilon Telecommunications (HK) Limited	Fixed line telecommunication business	Hong Kong	100.0%	100.0%	December
Epsilon US Inc.	Fixed line telecommunication business	USA	100.0%	100.0%	December
Epsilon Telecommunications (BG) EOOD	Employee support service	Bulgaria	100.0%	100.0%	December
Nasmedia-KT Alpha Future Growth Strategic Investment Fund	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund 6	Investment fund	Korea	100.0%	100.0%	December
KT Altimedia Corporation	Software development and delivery	Korea	100.0%	100.0%	December
KT Altimedia B.V.	Software development and delivery	Netherlands	100.0%	100.0%	December
KT Altimedia Vietnam	Software development and delivery	Vietnam	100.0%	100.0%	December
BCCARD VIETNAM LTD.	Software sales business	Vietnam	100.0%	100.0%	December
KTP SERVICES INC.	Fixed line telecommunication business	Philippines	100.0%	100.0%	December
Hangang Real Estate Investment Trust No. 24	Investment fund	Korea	75.0%	75.0%	December
KT DX VIETNAM COMPANY LIMITED	Software development	Vietnam	100.0%	100.0%	December
kt Cloud Co., Ltd.	Information and communications development	Korea	92.6%	92.6%	December
PT CRANIUM ROYAL ADITAMA	Software development	Indonesia	67.0%	67.0%	December
Open cloud lab Co., Ltd	IT consulting service and Telecommunication	Korea	100.0%	100.0%	December

13

KT Corporation and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
As at March 31, 2026 and 2025, and December 31, 2025

Subsidiary	Type of business	Location	Controlling Interest [1] (%) March 31, 2026	December 31, 2025	Closing month
	equipment sales				
KT Living, Inc.	Residential building management	Korea	100.0%	100.0%	December
K-Realty Qualified Private Real Estate Investment Trust No. 1 [3]	Real estate management	Korea	6.5%	6.5%	December
AQUA RETAIL VIETNAM COMPANY LIMITED	E-voucher issuance and trading business	Vietnam	100.0%	100.0%	December
K-Realty Qualified Private Real Estate Investment Trust No. 4	Real estate management	Korea	98.3%	98.3%	December
BC Strategic Investment Fund 2	Investment fund	Korea	100.0%	100.0%	December
K-Logis Hwaseong Inc	Residential building development and supply	Korea	80.0%	80.0%	December
kt netcore Co. Ltd.	Telecommunication facility maintenance and service business	Korea	100.0%	100.0%	December
kt p&m Co. Ltd.	Information and communications development and electrical engineering construction	Korea	100.0%	100.0%	December
Seongsu269 Development PFV Co, Ltd	Investment fund	Korea	85.2%	85.2%	December
Gangnam Station 1307 PFV Co., Ltd.	Investment fund	Korea	60.3%	60.3%	December

[1] Sum of the interests owned by the Controlling Company and subsidiaries.
[2] Although the Controlling Company owns less than 50% of the interest in kt Nasmedia Co., Ltd., KTCS Corporation, KTIS Corporation, kt Millie Seojae, and KT GENIE Music Corporation, these entities are consolidated as the Controlling Company can exercise the majority of voting rights in its decision-making process at all times, based on voting patterns at previous shareholders' meetings.
[3] Although the Controlling Company owns less than 50% of the interest in K-Realty Qualified Private Real Estate Investment Trust No. 1, this entity is consolidated by comprehensively considering the criteria for determining control, such as 'power', 'variable profit', and 'relationship between power and variable profit', rather than simply judging by the interests owned by the Controlling Company.
[4] The number of treasury stock held by subsidiaries are deducted from the total number of shares when calculating the controlling percentage interest.

14

KT Corporation and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
As at March 31, 2026 and 2025, and December 31, 2025

(2) Summarized information for consolidated subsidiaries as at March 31, 2026 and December 31, 2025, and for the three-month periods ended March 31, 2026 and 2025, is as follows:

(in millions of Korean won)	March 31, 2026		Three-month period ended March 31, 2026	
	Total assets	Total liabilities	Operating revenues	Profit(loss) for the period
KT Telecop Co., Ltd.	408,864	244,441	142,805	5,278
KT Alpha Co., Ltd.	473,175	173,419	96,159	11,426
KT Service Bukbu Co., Ltd.	56,248	49,360	58,863	1,245
KT Service Nambu Co., Ltd.	100,255	91,406	96,100	1,315
BC Card Co., Ltd. [1]	6,747,540	4,766,177	873,666	58,070
KT Nasmedia Co., Ltd.[1]	385,733	190,298	26,450	3,658
KTDS Co., Ltd.	279,195	116,567	159,885	6,081
KT M&S Co., Ltd.	273,737	187,044	251,200	6,368
KT MOS Bukbu Co., Ltd.	51,233	31,802	25,325	221
KT MOS Nambu Co., Ltd.	51,755	26,067	25,381	268
KT Skylife Co., Ltd [1]	964,359	414,144	238,980	1,804
KT Estate Inc. [1]	3,307,509	1,577,646	237,395	19,601
KT GDH Co., Ltd.	4,671	847	87	(538)
KT Sat Co., Ltd.	706,464	31,985	47,389	10,167
KT Sports Co., Ltd.	40,619	21,069	18,088	(5,337)
KT M Mobile Co., Ltd.	223,771	100,830	99,319	1,122
KT Investment Co., Ltd. [1]	70,498	39,378	2,876	1,188
KTCS Corporation [1]	438,417	211,362	235,761	8,127
KTIS Corporation	448,509	210,450	154,904	4,768
Next Connect PFV	969,339	281,848	17,435	2,905
KT Japan Co., Ltd. [1]	1,867	3,316	774	(23)
KT America, Inc.	8,164	1,109	6,126	202
KT Rwanda Networks Ltd. [2]	116,380	159,310	5,247	(4,521)
AOS Ltd. [2]	19,262	19,633	3,648	1,844
KT Hong Kong Telecommunications Co., Ltd.	10,593	2,264	3,455	212
KT Huimangjieum [1]	11,696	3,432	4,378	538
KT Engineering Co., Ltd.	87,583	33,064	27,371	(3,339)
KT Studio Genie Co., Ltd. [1]	781,328	170,251	119,965	2,620
East Telecom LLC [1]	89,434	39,133	9,095	1,233
KT ES Pte. Ltd. [1]	79,145	75,585	26,657	(5,305)
KTP SERVICES INC.	2,161	23	23	(74)

15

KT Corporation and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
As at March 31, 2026 and 2025, and December 31, 2025

(in millions of Korean won)	March 31, 2026		Three-month period ended March 31, 2026	
	Total assets	Total liabilities	Operating revenues	Profit(loss) for the period
KT Altimedia Corporation [1]	43,229	9,754	10,344	1,189
KT DX VIETNAM COMPANY LIMITED	1,360	172	351	(40)
kt Cloud Co., Ltd. [1]	2,598,697	1,033,369	250,094	3,922
K-Realty Qualified Private Real Estate Investment Trust No. 1	77,548	50,291	1,143	(64)
AQUA RETAIL VIETNAM COMPANY LIMITED	311	-	-	-
kt netcore Co. Ltd	147,294	89,124	116,609	(6,598)
kt p&m Co. Ltd	32,712	19,327	18,323	762

[1] As intermediate controlling companies, financial information from their consolidated financial statements is presented.

[2] Convertible preferred stock issued by subsidiaries as at the end of the reporting period is included in liabilities.

(in millions of Korean won)		December 31, 2025		Three-month period ended March 31, 2025	
		Total assets	Total liabilities	Operating revenues	Profit(loss) for the period
KT Telecop Co., Ltd.	₩	393,333	234,285	144,046	5,265
KT Alpha Co., Ltd.		495,896	192,822	96,474	10,817
KT Service Bukbu Co., Ltd.		59,502	53,859	56,345	(137)
KT Service Nambu Co., Ltd.		107,727	99,990	92,795	(7,706)
BC Card Co., Ltd. [1]		6,558,304	4,626,053	871,989	35,157
KT Nasmedia Co., Ltd.[1]		440,266	238,576	31,165	2,966
KTDS Co., Ltd. [1]		311,710	146,073	153,652	9,032
KT M&S Co., Ltd.		238,108	157,783	213,316	4,429
KT MOS Bukbu Co., Ltd.		54,039	34,830	23,346	(326)
KT MOS Nambu Co., Ltd.		54,657	29,236	24,060	(31)
KT Skylife Co., Ltd. [1]		975,400	413,080	242,881	2,798
KT Estate Inc. [1]		3,266,800	1,534,793	134,743	(2,295)
KT GDH Co., Ltd.		7,852	1,181	859	106
KT Sat Co., Ltd.		696,796	32,436	43,565	6,292
KT Sports Co., Ltd.		32,098	7,205	16,499	(2,922)
KT M Mobile Co., Ltd.		222,683	90,445	91,800	3,124
KT Investment Co., Ltd. [1]		73,066	43,133	1,343	(65)
KTCS Corporation [1]		470,973	245,806	235,235	5,295

16

KT Corporation and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
As at March 31, 2026 and 2025, and December 31, 2025

(in millions of Korean won)	December 31, 2025		Three-month period ended March 31, 2025	
	Total assets	Total liabilities	Operating revenues	Profit(loss) for the period
KTIS Corporation	449,527	211,060	153,299	4,549
Next Connect PFV	967,898	279,246	276,281	140,620
KT Japan Co., Ltd. [1]	1,900	3,271	866	42
KT America, Inc.	7,080	589	1,918	68
KT Rwanda Networks Ltd. [2]	112,981	149,440	5,558	(8,084)
AOS Ltd. [2]	17,996	20,221	2,922	1,188
KT Hong Kong Telecommunications Co., Ltd.	9,942	2,202	2,814	62
KT Huimangjieum [1]	11,134	3,408	6,311	1,218
KT Engineering Co., Ltd.	153,146	95,252	33,132	(10,447)
KT Studio Genie Co., Ltd. [1]	791,790	181,688	112,514	2,869
East Telecom LLC [1]	88,259	39,227	9,837	1,958
KT ES Pte. Ltd. [1]	76,013	69,059	24,603	(309)
KTP SERVICES INC.	2,179	10	-	(62)
KT Altimedia Corporation [1]	42,655	9,300	8,043	(489)
KT DX VIETNAM COMPANY LIMITED	1,457	291	181	(74)
kt Cloud Co., Ltd. [1]	2,659,479	1,099,355	249,092	19,344
K-Realty Qualified Private Real Estate Investment Trust No. 1	77,384	50,062	1,159	(147)
AQUA RETAIL VIETNAM COMPANY LIMITED	296	-	358	(239)
kt netcore. Co. Ltd.	174,021	109,253	92,655	(14,536)
kt p&m Co. Ltd.	32,513	19,889	15,739	(350)

[1] As intermediate controlling companies, financial information from their consolidated financial statements is presented.

[2] Convertible preferred stock issued by subsidiaries as at the end of the reporting period is included in liabilities.

17

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at March 31, 2026 and 2025, and December 31, 2025 18 2. Material Accounting Policies 2.1 Basis of Preparation The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (K-IFRS). The accompanying consolidated financial statements have been condensed, reformatted, and translated into English from the original Korean language financial statements. The consolidated interim financial statements of the Group for the three-month period ended March 31, 2026, have been prepared in accordance with Korean IFRS 1034 Interim Financial Reporting. In order to understand the consolidated interim financial statements, the annual consolidated financial statements as at December 31, 2025 prepared in accordance with IFRS should be used together. 2.2 Changes in Accounting Policy and Disclosures (1) New and amended standards and interpretations adopted by the Group The Group has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2026. - Amendments to Korean IFRS 1109 Financial Instruments and Korean IFRS 1107 Financial Instruments: Disclosures Korean IFRS 1109 Financial Instruments and Korean IFRS 1107 Financial Instruments: Disclosures have been amended to respond to recent questions arising in practice, and to include new requirements. clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system; clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion; add new disclosures of impact on the entity and the extent to which the entity is exposed for each type of financial instruments if the timing or amount of contractual cash flow changes due to amendment of contract term; and update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI). - Annual Improvements to Korean IFRS -Volume 11 Annual Improvements to Korean IFRS -Volume 11 should be applied for annual periods beginning on or after January 1, 2026. Korean IFRS 1101 First-time Adoption of International Financial Reporting Standards: Hedge accounting by a first-time adopter Korean IFRS 1107 Financial Instruments: Disclosures: Gain or loss on derecognition and implementation guidance Korean IFRS 1109 Financial Instruments: Derecognition of lease liabilities and definition of transaction price Korean IFRS 1110 Consolidated Financial Statements: Determination of a ‘de facto agent’ Korean IFRS 1007 Statement of Cash Flows: Cost method

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at March 31, 2026 and 2025, and December 31, 2025 19 - Amendments to Korean IFRS 1109 Financial Instruments and Korean IFRS 1107 Financial Instruments: Disclosures - Contracts Referencing Nature-dependent Electricity Contracts referencing nature-dependent electricity are defined contracts that expose an entity to variability in the underlying amount of electricity because the source of electricity generation depends on uncontrollable natural conditions (for example, the weather). The amendments clarify that ‘contracts to buy or sell such electricity’ are assessed for eligibility under the own-use exemption. In addition, the amendments modify hedge accounting requirements by allowing an entity to designate as the hedged item a variable nominal amount of forecast electricity transactions that reflect the nature-dependent variability of electricity and introduce additional disclosure requirements. (2) New and amended standards not yet adopted by the Group The following new and amended accounting standards and interpretations have been issued but are not mandatory for the annual reporting period ending on December 31, 2026.: - Korean IFRS 1118 Presentation and Disclosure in Financial Statements Korean IFRS 1118 Presentation and Disclosure in Financial Statements replaces Korean IFRS 1001 Presentation of Financial Statements. Korean IFRS 1118 is expected to increase comparability of the financial performance of similar entities by providing users with more useful information for analyzing and comparing the entity’s performance based on the income statement. Korean IFRS 1118 should be first applied for annual periods beginning on or after January 1, 2027, and earlier application is permitted. In accordance with Korean IFRS 1008 Accounting Policies, Changes in Accounting Estimates and Errors, the comparative information for the year ended December 31, 2026, shall be restated under Korean IFRS 1118 as the Group is required to apply the standard retrospectively. When the Group prepares its financial statements by applying Korean IFRS 1118, the following material accounting policies are expected to result in significant differences compared to the current financial statements. These items do not include all differences that may arise in the future and may be subject to change based on the results of additional analysis. Changes in presentation of income statement Introduction of disclosure of management-defined performance measures Changes in classification of cash flows The Group is reviewing the impact of the above-listed amendments on the financial statements.

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at March 31, 2026 and 2025, and December 31, 2025 20 2.3 Accounting Policies The material accounting policies and methods of computation used in the preparation of the consolidated interim financial statements are consistent with those of the consolidated financial statements for the year ended December 31, 2025, except for the changes resulting from the application of amendments and enactments of standards described in Note 2.2 (1) and as detailed below. 2.3.1 Income Tax Expense Income tax expense for the interim period is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual effective income tax rate is applied to the pre-tax income of the interim period. The Group is subject to Pillar Two income taxes and has reviewed the impact on the financial statements. As a result of this assessment, The Group is within the scope of the Pillar Two model rules. The Group recognized an additional income tax expenses in relation to the rules and applied the exception to recognizing and disclosing information about deferred tax and assets and liabilities related to Pillar Two income Taxes. 3. Critical Accounting Estimates and Assumptions The preparation of financial statements requires the Group to make estimates and assumptions about the future. Management also needs to exercise judgment in applying the Group’s accounting policies. Estimates and assumptions are evaluated continuously and are based on historical experience and other factors, including reasonable expectations of future events under the given circumstances. As the resulting accounting estimates will, by definition, rarely equal the actual results, they involve a significant risk of resulting in material adjustments.

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at March 31, 2026 and 2025, and December 31, 2025 21 4. Financial Instruments by Category Financial instruments by category as at March 31, 2026 and December 31, 2025, are as follows: (in millions of Korean won) March 31, 2026 Financial assets Financial assets at amortized cost Financial assets at FVTPL Financial assets at FVOCI Derivatives used for hedging Total Cash and cash equivalents ₩ 2,860,116 - - - 2,860,116 Trade and other receivables 8,141,680 - 241,952 - 8,383,632 Other financial assets 1,675,030 914,623 2,851,607 480,048 5,921,308 (in millions of Korean won) March 31, 2026 Financial liabilities Financial liabilities at amortized cost Financial liabilities at FVTPL Derivatives used for hedging Others Total Trade and other payables1 ₩ 6,813,369 - - - 6,813,369 Borrowings 10,836,581 - - - 10,836,581 Other financial liabilities 1,013,662 - 3,646 - 1,017,308 Lease liabilities - - - 1,393,701 1,393,701 1 Amounts related to employee benefit plans are excluded in Trade and other payables. (in millions of Korean won) December 31, 2025 Financial assets Financial assets at amortized cost Financial assets at FVTPL Financial assets at FVOCI Derivatives used for hedging Total Cash and cash equivalents ₩ 3,506,971 - - - 3,506,971 Trade and other receivables 7,806,644 - 107,644 - 7,914,288 Other financial assets 1,476,527 774,557 2,423,277 315,537 4,989,898 (in millions of Korean won) December 31, 2025 Financial liabilities Financial liabilities at amortized cost Financial liabilities at FVTPL Derivatives used for hedging Others Total Trade and other payables1 ₩ 6,693,177 - - - 6,693,177 Borrowings 10,785,572 - - - 10,785,572 Other financial liabilities 999,020 105,810 13,862 - 1,118,692 Lease liabilities - - - 1,423,206 1,423,206 1 Amounts related to employee benefit plans are excluded in Trade and other payables.

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at March 31, 2026 and 2025, and December 31, 2025 22 5. Trade and Other Receivables (1) Trade and other receivables as at March 31, 2026 and December 31, 2025, are as follows: (in millions of Korean won) March 31, 2026 Total amounts Provision for impairment Present value discount Carrying amount Current assets Trade receivables ₩ 3,562,799 (392,804) (7,243) 3,162,752 Other receivables 3,291,185 (105,648) (1,410) 3,184,127 Total ₩ 6,853,984 (498,452) (8,653) 6,346,879 Non-current assets Trade receivables ₩ 277,944 (1,257) (13,447) 263,240 Other receivables 1,864,805 (81,650) (9,642) 1,773,513 Total ₩ 2,142,749 (82,907) (23,089) 2,036,753 (in millions of Korean won) December 31, 2025 Total amounts Provision for impairment Present value discount Carrying amount Current assets Trade receivables ₩ 3,331,715 (385,739) (7,959) 2,938,017 Other receivables 3,014,911 (104,747) (3,032) 2,907,132 Total ₩ 6,346,626 (490,486) (10,991) 5,845,149 Non-current assets Trade receivables ₩ 330,619 (1,290) (15,703) 313,626 Other receivables 1,850,564 (86,270) (8,781) 1,755,513 Total ₩ 2,181,183 (87,560) (24,484) 2,069,139

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at March 31, 2026 and 2025, and December 31, 2025 23 (2) Details of other receivables as at March 31, 2026 and December 31, 2025, are as follows: 1 As at March 31, 2026, credit sales asset of ₩ 1,774,302 million (December 31, 2025: ₩ 1,550,049 million) held by BC Card Co., Ltd. are included. (3) The maximum exposure of trade and other receivables to credit risk is the carrying amount of each class of receivables mentioned above as at March 31, 2026. (4) The Group classifies a certain portion of trade receivables as financial assets at fair value through other comprehensive income, based on business model for managing the asset and the cash flow characteristics of the contract. (in millions of Korean won) March 31, 2026 December 31, 2025 Loans ₩ 54,528 61,915 Receivables 1 2,668,053 2,458,065 Accrued income 116,644 47,802 Refundable deposits 235,518 241,287 Loans receivable 1,769,365 1,753,505 Finance lease receivables 253,535 245,055 Others 47,295 46,033 Less: Provision for impairment (187,298) (191,017) Total ₩ 4,957,640 4,662,645

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at March 31, 2026 and 2025, and December 31, 2025 24 6. Other Financial Assets and Liabilities (1) Details of other financial assets and liabilities as at March 31, 2026 and December 31, 2025, are as follows: (in millions of Korean won) March 31, 2026 December 31, 2025 Other financial assets Financial assets at amortized cost 1 ₩ 1,675,030 1,476,527 Financial assets at fair value through profits or loss 1,2 914,623 774,557 Financial assets at fair value through other comprehensive income 2,851,607 2,423,277 Derivatives used for hedging 480,048 315,537 Less: Non-current (3,816,893) (3,362,916) Current ₩ 2,104,415 1,626,982 Other financial liabilities Financial liabilities at amortized cost 3,4 ₩ 1,013,662 999,020 Financial liabilities at FVTPL - 105,810 Derivatives used for hedging 3,646 13,862 Less: Non-current (593,468) (592,599) Current ₩ 423,840 526,093 1 As at March 31, 2026, the Group’s financial instruments amount to ₩ 119,975 million (December 31, 2025: ₩ 118,946 million) and consist of checking account deposits, time deposits, and others which are subject to withdrawal restrictions. 2 As at March 31, 2026, the Group provided investments in Korea Software Financial Cooperative and others amounting to ₩ 10,789 million (December 31, 2025: ₩ 10,695 million) as a collateral in exchange for the payment guarantee provided by the Korea Software Financial Cooperative and others. 3 The amount includes liabilities related to the obligation to acquire additional shares in Epsilon Global Communications Pte. Ltd. and kt Cloud Co., Ltd. (Note 16). 4 The amount includes liabilities convertible preferred Stock issued by kt Cloud Co., Ltd. (Note 16).

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at March 31, 2026 and 2025, and December 31, 2025 25 (2) Financial Assets at fair value through profit or loss 1) Details of financial assets at fair value through profit or loss as at March 31, 2026 and December 31, 2025, are as follows: (in millions of Korean won) March 31, 2026 December 31, 2025 Equity instruments (Listed) ₩ 486 3,562 Equity instruments (Unlisted) 45,198 46,955 Debt instruments 867,860 723,978 Derivatives held for trading 1,079 62 Total 914,623 774,557 Less: Non-current (707,939) (709,412) Current ₩ 206,684 65,145 2) The maximum exposure to credit risks for debt instruments of financial assets at fair value through profit or loss is the carrying amount of each class of debt instruments above as at March 31, 2026. (3) Financial Assets at fair value through other comprehensive income 1) Details of financial assets at fair value through other comprehensive income as at March 31, 2026 and December 31, 2025, are as follows: (in millions of Korean won) March 31, 2026 December 31, 2025 Equity instruments (Listed) ₩ 2,474,960 2,044,789 Equity instruments (Unlisted) 370,627 372,341 Debt instruments 6,020 6,147 Total 2,851,607 2,423,277 Less: Non-current (2,851,607) (2,423,277) Current ₩ - - 2) Upon disposal of these equity investments, any balance within the accumulated other comprehensive income is reclassified not to profit or loss, but to retained earnings. Upon disposal of these debt investments, the remaining balance of the accumulated other comprehensive income is reclassified to profit or loss.

KT Corporation and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
As at March 31, 2026 and 2025, and December 31, 2025

(4) Derivatives used for Hedging

1) Details of valuation of derivatives used for hedging as at March 31, 2026 and December 31, 2025, are as follows:

(in millions of Korean won)		March 31, 2026		December 31, 2025	
		Assets	**Liabilities**	**Assets**	**Liabilities**
Interest rate swap	₩	2,716	-	1,810	-
Currency swap [1]		477,332	3,646	313,727	13,862
Total		480,048	3,646	315,537	13,862
Less: Non-current		(227,911)	(596)	(202,144)	(13,862)
Current	₩	252,137	3,050	113,393	-

[1] The currency swap contract is to hedge the risk of variability in cash flow from the borrowings due to changes in interest rate and foreign exchange rate and the expected maximum period for the Group to be exposed to risks of cash flow fluctuation by hedged items is until September 7, 2034.

The entire fair value of a hedging derivative is classified as a non-current asset or liability if the remaining maturity of the hedged item exceeds 12 months and, as a current asset or liability, if the maturity of the hedged item is within 12 months.

2) Details of valuation gains and losses on the derivative instruments for the three-month periods ended March 31, 2026 and 2025, are as follows:

(in millions of Korean won)

		2026			2025		
Type of transaction		**Valuation gain**	**Valuation loss**	**Other comprehensive Income(loss)[1]**	**Valuation gain**	**Valuation loss**	**Other comprehensive Income(loss)[1]**
Interest rate swap	₩	13	-	817	10	-	(373)
Currency swap		162,212	39	11,723	7,584	8,561	20,069
Total	₩	162,225	39	12,540	7,594	8,561	19,696

[1] The amounts are before adjustments for deferred income tax and allocations to non-controlling interests and have been directly reflected in equity.

3) The effective portion recognized in profit or loss related to cash flow hedges amounts to valuation gains of ₩ 175,050 million as other comprehensive income for the three-month period ended March 31, 2026 (for the three-month period ended March 31, 2025: ₩ 18,622 million). The ineffective portion recognized in profit or loss related to cash flow hedges amounts to valuation gains of ₩ 400 million as current profit or loss for the three-month period ended March 31, 2026 (for the three-month period ended March 31, 2025: ₩ 341 million). In addition, the valuation loss reclassified from other comprehensive income to profit or loss amounts to ₩ 162,509 million for the three-month period ended March 31, 2026 (for the three-month period ended March 31, 2025: valuation loss of ₩ 1,074 million).

26

KT Corporation and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
As at March 31, 2026 and 2025, and December 31, 2025

(5) Financial Liabilities at fair value through profit or loss

1) Details of financial liabilities at fair value through profit or loss as at March 31, 2026 and December 31, 2025, are as follows:

(in millions of Korean won)		March 31, 2026	December 31, 2025
Derivatives held for trading [1]	₩	-	105,810

[1] The Group signed a shareholders' agreement with financial investors participating in the paid-in capital increase of K Bank Inc. for the three-month period ended March 31, 2026. According to the Drag-Along Right, if K Bank Inc. fails to be listed on the terms agreed upon for the date of completion of the acquisition, financial investors may exercise the Drag-Along right to the Group, and the Group may comply or exercise the right to claim for sale. If financial investors exercise the Drag-Along Right, the Group must exercise the right to claim for sale or guarantee the return on the terms agreed upon by financial investors.

2) The valuation gain and loss on financial liabilities at fair value through profit or loss for the three-month periods ended March 31, 2026 and 2025, are as follows:

(in millions of Korean won)		2026		2025	
		Valuation gain	Valuation loss	Valuation gain	Valuation loss
Derivatives liabilities held for trading	₩	-	4,582	8,461	-

7. Inventories

Inventories as at March 31, 2026 and December 31, 2025, are as follows:

(in millions of Korean won)

		March 31, 2026			December 31, 2025		
		Acquisition cost	Valuation allowance	Carrying amount	Acquisition cost	Valuation allowance	Carrying amount
Merchandise	₩	536,868	(24,026)	512,842	421,615	(31,188)	390,427
Others		24,762	(55)	24,707	25,763	(55)	25,708
Total	₩	561,630	(24,081)	537,549	447,378	(31,243)	416,135

Cost of inventories recognized as expenses for the three-month period ended March 31, 2026 amounts to ₩ 1,043,564 million (for the three-month period ended March 31, 2025: ₩ 943,415 million) and reversal valuation loss on inventory amounts to ₩ 7,163 million for the three-month period ended March 31, 2026 (for the three-month period ended March 31, 2025: ₩ 23,703 million).

27

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at March 31, 2026 and 2025, and December 31, 2025 28 8. Other Assets and Liabilities Other assets and liabilities as at March 31, 2026 and December 31, 2025, are as follows: (in millions of Korean won) March 31, 2026 December 31, 2025 Other assets Advance payments ₩ 220,330 177,929 Prepaid expenses 366,088 262,230 Contract cost 2,124,861 2,099,088 Contract assets 1,057,573 1,026,260 Others 18,111 20,431 Less: Non-current (1,117,700) (1,017,830) Current ₩ 2,669,263 2,568,108 Other liabilities Advances received 1 ₩ 408,415 390,216 Withholdings 152,870 140,817 Unearned revenue 1 41,325 42,197 Lease liabilities 1,393,701 1,423,206 Contract liabilities 239,185 239,738 Others 26,025 57,793 Less: Non-current (1,079,845) (1,108,141) Current ₩ 1,181,676 1,185,826 1 The amounts include adjustments arising from adoption of Korean IFRS 1115 Revenue from Contracts with Customers (Note 20). 9. Assets Held-for-sale For the period ended March 31, 2026, the Group classified ₩2,426 million of certain tangible and intangible assets and other assets as non-current assets held for sale, as it had decided to dispose them. The asset was measured at net fair value in accordance with K-IFRS 1105. The details of the assets held for sale are as follows: (in millions of Korean won) March 31, 2026 December 31, 2025 Machinery and equipment ₩ - 1,890 Other Intangible assets 926 926 Others 1,500 1,500 Total ₩ 2,426 4,316

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at March 31, 2026 and 2025, and December 31, 2025 29 10. Property and Equipment, Investment Properties, and Intangible Assets (1) Changes in property and equipment for three-month period ended March 31, 2026 and 2025, are as follows: (in millions of Korean won) 2026 2025 Beginning, net ₩ 14,258,472 14,825,814 Acquisition and capital expenditure 382,421 393,227 Disposal and termination (27,685) (33,677) Depreciation (690,970) (709,846) Transfer to investment properties (48,378) (7,748) Changes in consolidation scope - (2,930) Impairment Loss (15) - Others 1 (11,745) (66,700) Ending, net ₩ 13,862,100 14,398,140 1 Amounts include transfers to intangible assets. (2) Changes in investment properties for the three-month period ended March 31, 2026 and 2025, are as follows: (in millions of Korean won) 2026 2025 Beginning, net ₩ 2,872,049 2,299,616 Acquisition and capital expenditure 1,102 564,195 Disposal (1,469) - Depreciation (17,442) (18,171) Transfer from property, plant and equipment 48,378 7,748 Changes in consolidation - (3,430) Others (902) 3,437 Ending, net ₩ 2,901,716 2,853,395 (3) As at March 31, 2026, the Group (Lessor) has entered into a non-cancellable operating lease contract for real estate. The future minimum lease payments under this contract amount to ₩ 210,568 million for one year or less, ₩ 389,467 million for more than one year and less than five years, ₩ 184,024 million for over five years, and ₩ 784,059 million in total.

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at March 31, 2026 and 2025, and December 31, 2025 30 (4) Changes in intangible assets for the three-month period ended March 31, 2026 and 2025, are as follows: (in millions of Korean won) 2026 2025 Beginning, net ₩ 1,556,621 1,862,740 Acquisition and capital expenditure 1 49,191 95,928 Disposal and termination (937) (2,540) Amortization (150,488) (150,238) Impairment 20 - Changes in consolidation scope - (2,471) Others (9,830) (7,432) Ending, net ₩ 1,444,577 1,795,987 1 Amounts include transfers from property and equipment. (5) The carrying amount of membership rights with an indefinite useful life not subject to amortization, except for goodwill, is ₩ 205,144 million as at March 31, 2026 (December 31, 2025: ₩ 201,308 million). (6) Goodwill is allocated to the Group’s cash-generating units, which are identified by operating segments. As at March 31, 2026, the goodwill allocated to each cash-generation unit is as follows: (in millions of Korean won) Cash-Generating Unit Amount Mobile services ₩ 65,057 BC Card Co., Ltd.. 41,234 kt Millie Seojae 54,725 KT Telecop Co., Ltd. 15,418 KT MOS Bukbu Co., Ltd. and others 32,793 Total ₩ 209,227 The recoverable amount of goodwill has been determined based on the fair value obtained by calculating the value in use or deducting the cost of disposal. The value in use was calculated using pre-tax cash flow estimates based on financial budgets, such as the budget for the next five years. Cash flows after the estimated period were estimated using the expected growth rate, and the growth rate does not exceed the long-term average growth rate of the industry to which the cash-generating unit belongs. The Group has determined revenue growth rate based on past performance and expectations of future market changes. The Group has determined pre-tax cash flow estimates based on past earnings and market growth forecasts, and the discount rate used reflects the specific risks associated with related operations.

KT Corporation and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
As at March 31, 2026 and 2025, and December 31, 2025

11. Investments in Associates and Joint Ventures

(1) Details of associates as at March 31, 2026 and December 31, 2025, are as follows:

	Percentage of ownership (%)			
	March 31, 2026	December 31, 2025	Location	Closing month
KIF Investment Fund	33.3%	33.3%	Korea	December
K Bank Inc.	31.2%	33.7%	Korea	December
HD Hyundai Robotics Co., Ltd. [1]	10.0%	10.0%	Korea	December
Megazone Cloud Corporation [1]	6.8%	6.8%	Korea	December
IGIS No. 468-1 General Private Real Estate Investment Company	44.6%	44.6%	Korea	December
KT-DSC Creative Economy Youth Start-up Investment Fund	28.6%	28.6%	Korea	December
IGIS Professional Investors Private Investment Real Estate Investment LLC No. 395	35.3%	35.3%	Korea	December

[1] Although the Group holds less than 20% interest in ordinary shares as at March 31, 2026, these entities are included in investments in associates as the Group exerts significant influence over operational and financial policies.

(2) Changes in investments in associates and joint ventures for the three-month period ended March 31, 2026 and 2025, are as follows:

(in millions of Korean won)		2026				
		Beginning	Acquisition (Disposal)	Share of net profit (loss) from associates and joint ventures [1]	Others	Ending
KIF Investment Fund	₩	194,991	-	42	-	195,033
K Bank Inc.		938,217	21,501	10,272	(8,315)	961,675
HD Hyundai Robotics Co., Ltd.		44,951	-	(522)	47	44,476
Megazone Cloud Corporation		128,635	-	702	(2,216)	127,121
IGIS No. 468-1 General Private Real Estate Investment Company		23,160	-	(4)	-	23,156
KT-DSC Creative Economy Youth Start-up Investment Fund		15,580	-	(179)	-	15,401
IGIS Professional Investors Private Investment Real Estate Investment LLC No 395		7,261	-	(727)	-	6,534
Others [1]		211,151	10,128	(2,645)	121	218,755
Total	₩	1,563,946	31,629	6,939	(10,363)	1,592,151

31

KT Corporation and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
As at March 31, 2026 and 2025, and December 31, 2025

(in millions of Korean won)		2025				
		Beginning	**Acquisition (Disposal)**	**Share of net profit (loss) from associates and joint ventures** [1]	**Others**	**Ending**
KIF Investment Fund	₩	191,125	-	97	-	191,222
K Bank Inc.		917,641	-	2,347	943	920,931
HD Hyundai Robotics Co., Ltd.		45,830	-	(465)	141	45,506
Megazone Cloud Corporation		130,773	-	(2,403)	669	129,039
IGIS No. 468-1 General Private Real Estate Investment Company		23,374	-	(3)	-	23,371
KT-DSC Creative Economy Youth Start-up Investment Fund		15,951	-	1,170	3	17,124
IGIS Professional Investors Private Investment Real Estate Investment LLC No 395		9,727	-	(476)	-	9,251
Others [1]		227,811	8,935	(6,352)	543	230,937
Total	₩	1,562,232	8,935	(6,085)	2,299	1,567,381

[1] KT Investment Co., Ltd., a subsidiary of the Group, recognized net profit (loss) in the investments in associates as operating income. Net loss recognized as operating income for the three-months period ended March 31, 2026 amount to ₩ 48 million (three-month period ended March 31, 2025: net loss of ₩ 156 million).

32

KT Corporation and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
As at March 31, 2026 and 2025, and December 31, 2025

(3) Summarized statements of financial position of the major associates and joint ventures as at March 31, 2026 and December 31, 2025 and summarized statements of profit or loss for the three-month period ended March 31, 2026 and 2025, are as follows:

(in millions of Korean won)		March 31, 2026			
		Assets	**Liabilities**	**Operating revenue**	**Profit(loss) for the period**
KIF Investment Fund	₩	585,099	-	-	127
K Bank Inc.		32,443,446	30,022,321	323,924	33,206
HD Hyundai Robotics Co., Ltd.		494,755	216,025	71,810	(2,930)
Megazone Cloud Corporation		1,398,215	782,724	448,458	1,617
IGIS No. 468-1 General Private Real Estate Investment Company		51,876	6	-	(8)
KT-DSC Creative Economy Youth Start-up Investment Fund		53,892	-	3	(627)
IGIS Professional Investors Private Investment Real Estate Investment LLC No 395		215,882	208,260	-	(849)

(in millions of Korean won)		December 31, 2025		March 31, 2025	
		Assets	**Liabilities**	**Operating revenue**	**Profit(loss) for the period**
KIF Investment Fund	₩	584,972	-	-	292
K Bank Inc.		31,862,544	29,692,383	323,501	16,118
HD Hyundai Robotics Co., Ltd.		500,303	216,804	54,460	(4,656)
Megazone Cloud Corporation		1,409,372	790,721	477,609	(638)
IGIS No. 468-1 General Private Real Estate Investment Company		51,890	11	1	(8)
KT-DSC Creative Economy Youth Start-up Investment Fund		54,933	414	2,575	2,430
IGIS Professional Investors Private Investment Real Estate Investment LLC No 395		210,982	202,511	-	(112)

(4) Due to discontinuance of equity method of accounting, the Group has not recognized loss from associates and joint ventures of ₩ 2,713 million for the three-month period ended March 31, 2026 (three-month period ended March 31, 2025: ₩ 1,628 million). The unrecognized accumulated comprehensive loss of associates and joint ventures as at March 31, 2026, is ₩ 20,109 million (December 31, 2025: ₩ 17,396 million).

(5) As at March 31, 2026, the fair value of the investment in K Bank Inc., an associate with a quoted market price, was KRW 756,340 million.

33

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at March 31, 2026 and 2025, and December 31, 2025 34 12. Trade and Other Payables (1) Details of trade and other payables as at March 31, 2026 and December 31, 2025, are as follows: (in millions of Korean won) March 31, 2026 December 31, 2025 Current liabilities Trade payables ₩ 1,307,386 1,144,279 Other payables 5,626,181 5,724,428 Total ₩ 6,933,567 6,868,707 Non-current liabilities Trade payables 406 537 Other payables ₩ 295,215 327,732 Total ₩ 295,621 328,269 (2) Details of other payables as at March 31, 2026 and December 31, 2025, are as follows: (in millions of Korean won) March 31, 2026 December 31, 2025 Non-trade payables 1 ₩ 3,302,241 3,435,426 Accrued expenses 1,523,866 1,354,270 Operating deposits 825,627 995,215 Others 269,662 267,249 Less: non-current (295,215) (327,732) Current ₩ 5,626,181 5,724,428 1 As at March 31, 2026, credit sale liabilities amounting to ₩ 1,473,155 million (December 31, 2025: ₩ 1,151,722 million) held by BC Card Co., Ltd. (a subsidiary of the Group) are included.

KT Corporation and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
As at March 31, 2026 and 2025, and December 31, 2025

13. Borrowings

(1) Details of borrowings as at March 31, 2026 and December 31, 2025, are as follows:

1) Debentures

(in millions of Korean won and foreign currencies in thousands)

Type	Maturity	Annual interest rates	March 31, 2026 Foreign currency	March 31, 2026 Korean won	December 31, 2025 Foreign currency	December 31, 2025 Korean won
MTNP notes [1]	Sep. 07, 2034	6.500%	USD 100,000	₩ 151,340	USD 100,000	₩ 143,490
MTNP notes	Jul. 18, 2026	2.500%	USD 400,000	605,360	USD 400,000	573,960
MTNP notes	Jan. 21, 2027	1.375%	USD 300,000	454,020	USD 300,000	430,470
MTNP notes	Feb. 02, 2028	4.125%	USD 500,000	756,700	USD 500,000	717,450
MTNP notes	Mar. 05, 2027	1.217%	JPY 23,300,000	220,588	JPY 23,300,000	213,808
MTNP notes	Mar. 07, 2028	1.367%	JPY 6,700,000	63,431	JPY 6,700,000	61,481
MTNP notes	Jan. 03, 2029	4.375%	USD 500,000	756,700	USD 500,000	717,450
FR notes [2]	Sep. 29, 2028	Compounded SOFR(3M)+0.66 %	USD 200,000	302,680	USD 200,000	286,980
The 183-3rd Public bond	Dec. 22, 2031	4.270%	-	160,000	-	160,000
The 184-3rd Public bond	Apr. 10, 2033	3.170%	-	100,000	-	100,000
The 186-4th Public bond	Jun. 26, 2034	3.695%	-	100,000	-	100,000
The 187-4th Public bond	Sep. 02, 2034	3.546%	-	100,000	-	100,000
The 188-3rd Public bond	Jan. 29, 2035	2.706%	-	50,000	-	50,000
The 189-3rd Public bond	Jan. 28, 2026	-	-	-	-	100,000
The 189-4th Public bond	Jan. 28, 2036	2.351%	-	70,000	-	70,000
The 190-3rd Public bond	Jan. 30, 2028	2.947%	-	170,000	-	170,000
The 190-4th Public bond	Jan. 30, 2038	2.931%	-	70,000	-	70,000
The 191-3rd Public bond	Jan. 15, 2029	2.160%	-	110,000	-	110,000
The 191-4th Public bond	Jan. 14, 2039	2.213%	-	90,000	-	90,000
The 192-3rd Public bond	Oct. 11, 2029	1.622%	-	50,000	-	50,000
The 192-4th Public bond	Oct. 11, 2039	1.674%	-	110,000	-	110,000
The 193-3rd Public bond	Jun. 17, 2030	1.608%	-	20,000	-	20,000
The 193-4th Public bond	Jun. 15, 2040	1.713%	-	60,000	-	60,000
The 194-2nd Public bond	Jan. 27, 2026	-	-	-	-	140,000
The 194-3rd Public bond	Jan. 27, 2031	1.849%	-	50,000	-	50,000
The 194-4th Public bond	Jan. 25, 2041	1.976%	-	80,000	-	80,000
The 195-2nd Public bond	Jun. 10, 2026	1.806%	-	80,000	-	80,000
The 195-3rd Public bond	Jun. 10, 2031	2.168%	-	40,000	-	40,000
The 196-2nd Public bond	Jan. 27, 2027	2.637%	-	100,000	-	100,000
The 196-3rd Public bond	Jan. 27, 2032	2.741%	-	30,000	-	30,000
The 197-2nd Public bond	Jun. 29, 2027	4.188%	-	120,000	-	120,000
The 198-2nd Public bond	Jan. 12, 2026	-	-	-	-	150,000
The 198-3rd Public bond	Jan. 12, 2028	3.971%	-	80,000	-	80,000
The 199-2nd Public bond	Jul. 10, 2026	4.146%	-	160,000	-	160,000
The 199-3rd Public bond	Jul. 12, 2028	4.221%	-	155,000	-	155,000
The 200-1st Public bond	Feb. 27, 2026	-	-	-	-	120,000
The 200-2nd Public bond	Feb. 26, 2027	3.608%	-	200,000	-	200,000
The 200-3rd Public bond	Feb. 27, 2029	3.548%	-	80,000	-	80,000
The 201-1st Public bond	Dec. 02, 2027	2.899%	-	130,000	-	130,000
The 201-2nd Public bond	Dec. 02, 2029	2.918%	-	70,000	-	70,000
The 201-3rd Public bond	Dec. 02, 2034	3.057%	-	100,000	-	100,000
The 202-1st Public bond	Nov. 27, 2028	3.052%	-	80,000	-	80,000

35

KT Corporation and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
As at March 31, 2026 and 2025, and December 31, 2025

(in millions of Korean won and foreign currencies in thousands)

			March 31, 2026		December 31, 2025	
Type	Maturity	Annual interest rates	Foreign currency	Korean won	Foreign currency	Korean won
The 202-2nd Public bond	Nov. 27, 2030	3.221%	-	40,000	-	40,000
The 202-3rd Public bond	Nov. 27, 2035	3.460%	-	40,000	-	40,000
The 202-4th Public bond	Nov. 27, 2045	3.682%	-	40,000	-	40,000
The 203-1st Public bond	Mar. 04, 2029	3.487%		160,000		-
The 203-2nd Public bond	Mar. 04, 2031	3.619%		50,000		-
The 203-3rd Public bond	Mar. 04, 2036	3.910%		50,000		-
The 203-4th Public bond	Mar. 04, 2046	4.018%		40,000		-
The 18-2nd unsecured bond	Jul. 02, 2026	2.224%	-	50,000	-	50,000
The 19-1st unsecured bond	Jun. 12, 2027	3.691%	-	50,000	-	50,000
The 19-2nd unsecured bond	Jun. 12, 2029	3.783%	-	50,000	-	50,000
The 149-2nd Won-denominated unsecured bond	Mar. 10, 2026	-	-	-	-	30,000
The 152-2nd Won-denominated unsecured bond	Aug. 28, 2026	1.982%	-	20,000	-	20,000
The 156-2nd Won-denominated unsecured bond [2]	Mar. 25, 2032	10Y CMS+0.965%	-	40,000	-	40,000
The 159-2nd Won-denominated unsecured bond	Aug. 11, 2027	4.505%	-	30,000	-	30,000
The 163-1st Won-denominated unsecured bond	Feb. 20, 2026	-	-	-	-	20,000
The 163-2nd Won-denominated unsecured bond	Feb. 22, 2028	4.311%	-	80,000	-	80,000
The 164-3rd Won-denominated unsecured bond	Apr. 14, 2028	4.220%	-	30,000	-	30,000
The 165-2nd Won-denominated unsecured bond	Nov. 09, 2026	3.932%	-	10,000	-	10,000
The 165-3rd Won-denominated unsecured bond	May. 07, 2027	3.972%	-	30,000	-	30,000
The 170th Won-denominated unsecured bond	Jun. 12, 2026	3.688%	-	50,000	-	50,000
The 171-1st Won-denominated unsecured bond	Jun. 11, 2027	3.330%	-	20,000	-	20,000
The 171-2nd Won-denominated unsecured bond	Aug. 12, 2027	3.329%	-	60,000	-	60,000
The 172-1st Won-denominated unsecured bond	Mar. 06, 2026	-	-	-	-	10,000
The 172-2nd Won-denominated unsecured bond	Mar. 09, 2026	-	-	-	-	40,000
The 172-3rd Won-denominated unsecured bond	Sep. 09, 2026	3.474%	-	30,000	-	30,000

36

KT Corporation and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
As at March 31, 2026 and 2025, and December 31, 2025

(in millions of Korean won and foreign currencies in thousands)

Type	Maturity	Annual interest rates	March 31, 2026 Foreign currency	March 31, 2026 Korean won	December 31, 2025 Foreign currency	December 31, 2025 Korean won
The 173-1st Won-denominated unsecured bond	Sep. 23, 2027	3.291%	-	60,000	-	60,000
The 173-2nd Won-denominated unsecured bond	Sep. 24, 2027	3.291%	-	50,000	-	50,000
The 173-3rd Won-denominated unsecured bond	Oct. 22, 2027	3.292%	-	40,000	-	40,000
The 175-2nd Won-denominated unsecured bond	Dec. 10, 2027	3.101%	-	50,000	-	50,000
The 176th Won-denominated unsecured bond	Dec. 18, 2026	3.134%	-	70,000	-	70,000
The 177-1st Won-denominated unsecured bond	Jul. 09, 2027	3.097%	-	70,000	-	70,000
The 177-2nd Won-denominated unsecured bond	Jul. 12, 2027	3.097%	-	70,000	-	70,000
The 177-3rd Won-denominated unsecured bond	Jan. 09, 2029	3.115%	-	30,000	-	30,000
The 177-4th Won-denominated unsecured bond	Jan. 09, 2030	3.140%	-	40,000	-	40,000
The 178-1st Won-denominated unsecured bond	Feb. 28, 2029	3.026%	-	50,000	-	50,000
The 178-2nd Won-denominated unsecured bond	Feb. 28, 2030	3.087%	-	30,000	-	30,000
The 179-1st Won-denominated unsecured bond	Sep. 23, 2027	3.013%	-	10,000	-	10,000
The 179-2nd Won-denominated unsecured bond	Sep. 24, 2027	3.013%	-	40,000	-	40,000
The 179-3rd Won-denominated unsecured bond	Mar. 24, 2028	3.038%	-	50,000	-	50,000
The 179-4th Won-denominated unsecured bond	Mar. 25, 2030	3.126%	-	20,000	-	20,000
The 179-5th Won-denominated unsecured bond	Sep. 25, 2030	3.178%	-	20,000	-	20,000
The 180-1st Won-denominated unsecured bond	Apr. 03, 2028	2.989%	-	90,000	-	90,000
The 180-2nd Won-denominated unsecured bond	Apr. 04, 2028	2.989%	-	70,000	-	70,000

37

KT Corporation and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
As at March 31, 2026 and 2025, and December 31, 2025

(in millions of Korean won and foreign currencies in thousands)

Type	Maturity	Annual interest rates	March 31, 2026 Foreign currency	March 31, 2026 Korean won	December 31, 2025 Foreign currency	December 31, 2025 Korean won
The 180-3rd Won-denominated unsecured bond	Apr. 04, 2029	3.026%	-	40,000	-	40,000
The 181-1st Won-denominated unsecured bond	Nov. 22, 2027	2.730%	-	80,000	-	80,000
The 181-2nd Won-denominated unsecured bond	May. 22, 2028	2.781%	-	100,000	-	100,000
The 181-3rd Won-denominated unsecured bond	May. 22, 2029	2.851%	-	40,000	-	40,000
The 182-1st Won-denominated unsecured bond	Feb. 11, 2028	2.776%	-	30,000	-	30,000
The 182-2nd Won-denominated unsecured bond	Jun. 13, 2028	2.822%	-	70,000	-	70,000
The 183th Won-denominated unsecured bond	Aug. 22, 2028	2.798%	-	80,000	-	80,000
The 184-1st Won-denominated unsecured bond	Oct. 20, 2028	2.800%	-	80,000	-	80,000
The 184-2nd Won-denominated unsecured bond	Oct. 19, 2029	2.894%	-	20,000	-	20,000
The 185th Won-denominated unsecured bond	Dec. 10, 2027	3.291%	-	80,000		80,000
The 186-1st Won-denominated unsecured bond	Feb. 19, 2027	2.952%	-	60,000	-	-
The 186-2nd Won-denominated unsecured bond	Mar. 19, 2027	2.962%	-	30,000	-	-
The 187-1st Won-denominated unsecured bond	Feb. 23, 2027	3.129%	-	60,000	-	-
The 187-2nd Won-denominated unsecured bond	Feb. 24, 2027	3.129%	-	30,000	-	-
The 187-3rd Won-denominated unsecured bond	Aug. 23, 2027	3.286%	-	10,000	-	-
The 187-4th Won-denominated unsecured bond	Feb. 23, 2028	3.521%	-	10,000	-	-
The 188-1st Won-denominated unsecured bond	Mar. 06, 2028	3.552%	-	60,000	-	-
The 188-2nd Won-denominated unsecured bond	Mar. 06, 2029	3.765%	-	20,000	-	-

38

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at March 31, 2026 and 2025, and December 31, 2025 39 (in millions of Korean won and foreign currencies in thousands) March 31, 2026 December 31, 2025 Type Maturity Annual interest rates Foreign currency Korean won Foreign currency Korean won The 188-3rd Won- denominated unsecured bond Mar. 07, 2029 3.765% - 20,000 - - Subtotal 8,875,819 8,720,089 Less: Current portion (2,227,645) (1,653,217) Discount on bonds (22,899) (23,314) Total ₩ 6,625,275 ₩ 7,043,558 1 As at March 31, 2026, the Controlling Company has outstanding notes in the amount of USD 100 million with fixed interest rates under Medium Term Note Program (“MTNP”) registered on the Singapore Stock Exchange, which allowed issuance of notes of up to USD 2,000 million. However, the MTNP was terminated in 2007. 2 The interest rates for Daily SOFR and CMS (10Y) are approximately 3.680% and 3.785%, respectively, as at March 31, 2026.

KT Corporation and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
As at March 31, 2026 and 2025, and December 31, 2025

2) Borrowings

a. Short-term borrowings

(in millions of Korean won)

			March 31, 2026		December 31, 2025	
Type	Financial institution	Annual interest rates	Foreign currency	Korean won	Foreign currency	Korean won
Operational						
	Shinhan Bank [1]	4.800%~5.120%	-	₩ 9,490	-	₩ 9,290
		Term SOFR(3M)+1.150%	USD 25,000	37,835	USD 35,000	50,222
		3.350%	-	70,000	-	70,000
	Korea Development Bank	4.050%	-	15,000	-	-
		-	-	-	-	24,600
	Industrial Bank of Korea	4.269%	-	6,000	-	6,000
	Hana Bank [1]	FB(6M)+1.988%	-	5,000	-	5,000
	KB SECURITIES	2.730%~3.390%	-	90,000	-	90,000
	NongHyup Bank [1]	MOR(6M)+1.770%		1,000		1,000
	Korea Investment & Securities	3.260%	-	80,000	-	70,000
	Kiwoom Securities Co., Ltd.	-	-	-	-	10,000
	Shinhan Securities Co., Ltd.	2.880%	-	99,936	-	198,855
	Daol Securities Co., Ltd	2.600%	-	99,288	-	98,637
	BIVD	6.400%	VND 3,768,081	216	VND 3,768,081	206
	Woori Investment Securities Co., Ltd.	2.730%	-	30,000	-	30,000
	BoA[1]	Term SOFR(3M)+0.821%	USD 2,000	3,027	-	-
	BCA	8.500%	IDR 944,171	84	-	-
PF loans	Korea Investment Capital	-	-	-	-	45,999
		Total		₩ 546,876		₩ 709,809

[1] As at March 31, 2026, the interest rates for Term SOFR (3M), Financial Bond (6M), and MOR (6M) are approximately 3.682%, 2.928%, and 2.920%, respectively.

40

KT Corporation and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
As at March 31, 2026 and 2025, and December 31, 2025

b. Long-term borrowings

(in millions of Korean won and thousands of foreign currencies)

Financial institution	Type	Annual interest rates	March 31, 2026 Foreign currency	March 31, 2026 Korean won	December 31, 2025 Foreign currency	December 31, 2025 Korean won
Export-Import Bank of Korea	Inter-Korean Cooperation Fund[1]	1.000%	-	₩ 247	-	₩ 493
CA-CIB	General loans	3.020%~3.820%	-	200,000	-	200,000
DBS	General loans	2.980%~3.820%	-	200,000	-	200,000
	General loans	3.390%	-	50,000	-	100,000
	Structured loans	3.390%	-	50,000		-
Shinhan Bank	General loans[2]	Term SOFR(3M)+1.300%	USD 21,127	31,973	USD 21,127	30,315
	General loans[2]	Term SOFR(3M)+1.600%	USD 8,640	13,076	USD 8,640	12,398
	General loans	-	-	-	-	16,900
	PF loans[2]	CD(91D)+1.750%	-	25,526	-	25,526
Woori Bank	General loans	CD(91D)+1.400%	-	18,000	-	18,000
Hi Investment & Securities	CP	2.302%	-	98,311	-	97,706
Korea Development Bank	General loans	3.770%	-	33,000	-	33,000
	General loans	4.310%	-	10,000	-	10,000
KDB Bank Uzbekistan	Secured loans[3]	23.00%	UZS 29,762,533	3,572	UZS 29,762,533	3,572
	Secured loans[3]	10.30%	USD 5,400	7,977	USD 5,400	7,857
Standard Chartered Bank Korea	PF loans	3.900%	-	65,000	-	65,000
Kookmin Bank	General loans	4.750%	-	8,000	-	8,000
	General loans[2]	CD(91D)+1.480%	-	20,000	-	20,000
NongHyup Bank	PF loans	3.900%	-	70,000	-	70,000
Industrial Bank of Korea	PF loans	3.900%	-	65,000	-	65,000
Kyongnam Bank and others	General loans	4.300%	-	48,392	-	31,383
Hana Bank and others	PF loans	4.700%	-	364,711	-	363,838
KOREA INVESTMENT CAPITAL CO., LTD and others	PF loans	8.000%	-	44,000	-	-
DH Auto 1st Co.,Ltd.	PF loans	10.000%	-	10,000	-	-
	Subtotal		-	1,436,785	-	1,378,988
	Less: Current portion			(757,243)		(136,513)
	Total			679,542		1,242,475

[1] The above Inter-Korean Cooperation Fund is repayable in installments over 13 years after a 7-year grace period.

[2] As at March 31, 2026, the interest rates for TERM SOFR (3M) and CD (91D) are approximately 3.682% and 2.820%, respectively.

[3] The general loans are repayable in installments over 3 years after a two-year grace period.

41

KT Corporation and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
As at March 31, 2026 and 2025, and December 31, 2025

(2) Repayment schedule of the Group's debentures and borrowings including the portion of current liabilities as at March 31, 2026, is as follows:

(in millions of Korean won)

		Debentures			Borrowings			
		In local currency	In foreign currency	Sub-total	In local currency	In foreign currency	Sub-total	Total
Apr.1, 2026 ~ Mar. 31, 2027	₩	950,000	1,279,968	2,229,968	1,230,983	73,135	1,304,118	3,534,086
Apr.1, 2027 ~ Mar. 31, 2028		1,480,000	820,131	2,300,131	596,392	13,075	609,467	2,909,598
Apr.1, 2028 ~ Mar. 31, 2029		1,225,000	1,059,380	2,284,380	33,000	3,850	36,850	2,321,230
Apr.1, 2029 ~ Mar. 31, 2030		360,000	-	360,000	-	3,850	3,850	363,850
After Apr.1, 2030		1,550,000	151,340	1,701,340	25,526	3,850	29,376	1,730,716
Total	₩	5,565,000	3,310,819	8,875,819	1,885,901	97,760	1,983,661	10,859,480

14. Provisions

Changes in provisions for the three-month period ended March 31, 2026 and 2025, are as follows:

		2026			
(in millions of Korean won)		Litigation	Restoration cost	Others	Total
Beginning balance	₩	22,539	131,821	263,525	417,885
Transfer and reclassification		-	(1,310)	189	(1,121)
Usage		-	(218)	(17,591)	(17,809)
Reversal		-	(424)	(34)	(458)
Others		-	(213)	138	(75)
Ending balance	₩	22,539	129,656	246,227	398,422
Less: Current	₩	(21,311)	(27,679)	(245,948)	(294,938)
Non-current		1,228	101,977	279	103,484

		2025			
(in millions of Korean won)		Litigation	Restoration cost	Others	Total
Beginning balance	₩	21,690	141,761	60,956	224,407
Transfer and reclassification		27	1,607	8,949	10,583
Usage		(27)	(758)	(7,673)	(8,458)
Reversal		-	(157)	(265)	(422)
Others		-	11	-	11
Ending balance	₩	21,690	142,464	61,967	226,121
Less: Current	₩	(21,690)	(32,591)	(60,165)	(114,446)
Non-current		-	109,873	1,802	111,675

42

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at March 31, 2026 and 2025, and December 31, 2025 43 15. Net Defined Benefit Liabilities (Assets) (1) The amounts recognized in the statements of financial position as at March 31, 2026 and December 31, 2025, are determined as follows: (in millions of Korean won) March 31, 2026 December 31, 2025 Present value of defined benefit obligations ₩ 2,314,988 2,306,248 Fair value of plan assets (2,251,472) (2,292,457) Liabilities ₩ 113,746 85,631 Assets ₩ 50,230 71,840 (2) Changes in the defined benefit obligations for the three-month period ended March 31, 2026 and 2025, are as follows: (in millions of Korean won) 2026 2025 Beginning ₩ 2,306,248 2,232,898 Current service cost 58,750 57,056 Interest expense 18,485 16,408 Benefit paid (66,616) (27,072) Remeasurements on defined benefit obligations: (536) 11,186 Changes in scope of consolidation - (4,636) Others (1,343) 2,365 Ending ₩ 2,314,988 2,288,205 (3) Changes in the fair value of plan assets for the three-month period ended March 31, 2026 and 2025, are as follows: (in millions of Korean won) 2026 2025 Beginning ₩ 2,292,457 2,153,792 Interest income 19,471 16,794 Remeasurements on plan assets: (3,149) 596 Employer contributions 1,009 1,311 Benefits paid (56,253) (29,672) Changes in scope of consolidation - (5,588) Others (2,063) (542) Ending ₩ 2,251,472 2,136,691

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at March 31, 2026 and 2025, and December 31, 2025 44 (4) Amounts recognized in the consolidated statement of profit or loss for the three-month period ended March 31, 2026 and 2025, are as follows: (in millions of Korean won) 2026 2025 Current service cost ₩ 58,750 57,056 Net interest income (986) (386) Transfer out (3,136) (3,383) Total expenses ₩ 54,628 53,287 16. Commitments and Contingencies (1) As at March 31, 2026, major commitments with local financial institutions are as follows: (in millions of Korean won and foreign currencies in thousands) Financial institution Limit Used amount Bank overdraft Kookmin Bank and others ₩ 374,000 - Inter-Korean Cooperation Fund Export-Import Bank of Korea 37,700 247 Economic Cooperation Business Insurance Export-Import Bank of Korea 3,240 1,732 Collateralized loan on electronic accounts receivable-trade Kookmin Bank and others 1,051,650 84,168 Plus electronic notes payable Industrial Bank of Korea 50,000 - Working capital loan Korea Development Bank and others 1,411,091 217,490 Shinhan Bank USD 54,767 USD 54,767 Facility loans Shinhan Bank and others 787,900 727,426 Derivatives transaction limit Korea Development Bank and others USD 1,920,000 USD 1,920,000 Shinhan Bank and others JPY 30,000,000 JPY 30,000,000 Total KRW 3,715,581 1,031,063 USD 1,974,767 1,974,767 JPY 30,000,000 30,000,000

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at March 31, 2026 and 2025, and December 31, 2025 45 (2) As at March 31, 2026, guarantees received from financial institutions and others are as follows: (in millions of Korean won and foreign currencies in thousands) Financial institution Limit Hana Bank Guarantee for payment in Korean currency 4,000 Comprehensive credit line and others 2,900 Comprehensive credit line and others USD 10,300 Kookmin Bank Guarantee for payment in foreign currency USD 3,186 Shinhan Bank Guarantee for payment in Korean currency 55,764 Guarantee for payment in foreign currency USD 98,067 Corporate card issuance guarantee VND 231,830 Woori Bank Guarantee for payment in Korean currency 100 Guarantee for payment in foreign currency USD 5,000 Performance guarantee and others USD 282 HSBC Guarantees for depositions USD 1,510 Seoul Guarantee Insurance Company Performance guarantee and others 477,008 Korea Software Financial Cooperative Performance guarantee and others 1,688,131 Korea Housing Finance Corporation Performance guarantee and others 135 Korea Housing & Urban Guarantee Corporation1 Performance guarantee and others 25,526 Information & Communication Financial Cooperative Performance guarantee and others 838,568 ACE American Fire and Marine Insurance Co. Performance guarantee and others USD 10,000 Total KRW 3,092,132 USD 128,345 VND 231,830

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at March 31, 2026 and 2025, and December 31, 2025 46 (3) The Controlling Company is jointly and severally obligated with KT Sat Co., Ltd., a subsidiary, to pay KT Sat Co., Ltd.’s liabilities incurred prior to spin-off. As at March 31, 2026, the Controlling Company and KT Sat Co., Ltd. are jointly and severally liable for reimbursement of ₩ 428 million(as at December 31, 2025: ₩ 428 million). (4) For the three-month period ended March 31, 2026, the Group entered into agreements with the Securitization Specialty Companies (2026: First 5G 85th Securitization Specialty Co., Ltd., 2025: First 5G 79th to 84th Securitization Specialty Co., Ltd.) and disposed of its trade receivables related to handset sales. The Group also made asset management agreements with each securitization specialty company and in accordance with the agreement, the Group will receive asset management fees upon liquidation of the securitization specialty company. (5) As at March 31, 2026, the Group is a defendant in 217 lawsuits with a total claimed amount of ₩ 171,525 million (as at December 31, 2025: ₩ 158,621 million). As at March 31, 2026, litigation provisions of ₩ 22,539 million for pending lawsuits and unasserted claims are recorded as liabilities for potential loss in the ordinary course of business. The final outcomes of the cases cannot be estimated as at March 31, 2026 (Note 14). (6) Under the agreement of bond issuance and borrowings, the Group is required to maintain certain financial ratios such as debt-to-equity ratio, use the funds for the designated purpose and report to the creditors periodically. The covenant also contains restriction on provision of additional collateral and disposal of certain assets. (7) As at March 31, 2026, the Group participates in Algerie Sidi Abdela new town development consortium (percentage of ownership: 2.5%) and has joint liability with other consortium participants.

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at March 31, 2026 and 2025, and December 31, 2025 47 (8) As at March 31, 2026, the agreement amount for the acquisition of property and equipment, intangible assets, and investment properties that are not yet recognized amounts to ₩ 586,358 million (as at December 31, 2025: ₩ 399,817 million). (9) The Group entered into an agreement with financial investors of Epsilon Global Communications PTE. Ltd. regarding the acquisition of shares contract. If certain conditions are not met in the future as disclosed in the terms and conditions of the agreement, financial investors may exercise Tag-Along Right and Drag-Along Right for the convertible preferred shares they hold (Note 6). (10) The Group has an obligation for additional contributions as per agreement to Storm Ventures FUND VII and others. As at March 31, 2026, remaining amounts of USD 25,450 thousand and JPY 160,000 thousand will be invested through the Capital Call method in the future. (11) As at March 31, 2026, the Group has an obligation of ₩ 470,160 million (100%) to provide financial support as an operating investor to K Defense Co., Ltd. established in accordance with the Private Investment Act on Social Infrastructure. (12) The Group has an agreement related to a stock sale contract with HYUNDAI MOBIS Co., Ltd., and HYUNDAI MOTOR COMPANY. If the Company intends to dispose of the acquired stocks to a third party after a certain period has elapsed from the date of the contract and the acquired stocks are to be disposed to a third party, HYUNDAI MOBIS Co., Ltd., and HYUND AI MOTOR COMPANY may exercise a preferential purchase right to designate a buyer with priority. (13) The Group entered into an agreement with equity investors who participated in the equity acquisition contract of kt Cloud Co., Ltd. According to this agreement, if conditions per the agreement are met, the financial investor may exercise a Tag-Along or a Put-Option to the Group in the future. In relation to this contract, the Group and the financial investor may settle mutual profits if there is a difference between the final public offering price and the preliminary public offering price (Note 6). (14) As at March 31, 2026, The Group has the obligation to pay minimum guarantees for utilizing product bundling of Tving Co., Ltd., and the right to be paid a certain proportion of the excess as per agreement. (15) As at March 31, 2026, the Group exercised a put option on all of its shares in KT Rwanda Networks Ltd. pursuant to the shareholders’ agreement with the Rwandan government. Following an objection raised by the Rwandan government on the exercise of the put option, an international arbitration proceeding is ongoing at an international arbitration institution located in Mauritius, and the outcome of the arbitration remains uncertain.

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at March 31, 2026 and 2025, and December 31, 2025 48 (16) Details of property and equipment and investment properties provided as collateral as at March 31, 2026 and December 31, 2025, are as follows: (in millions of Korean won) March 31, 2026 Collateral Carrying amount Secured amount Related account Related amount Mortgagee Land and buildings(*) ₩ 1,293,903 806,422 Borrowings 641,708 Industrial Bank of Korea/Shinhan Bank/Hana Bank and others Land and buildings 1,316,666 120,279 Deposits received 103,112 Leaseholders (in millions of Korean won) December 31, 2025 Collateral Carrying amount Secured amount Related account Related amount Mortgagee Land and buildings(*) ₩ 1,300,290 810,057 Borrowings 647,638 Industrial Bank of Korea/Shinhan Bank/Hana Bank and others Land and buildings 1,290,020 110,273 Deposits received 91,806 Leaseholders (*) The carrying amount of the real estate entrusted under the real estate collateral trust agreement entered into with Kyobo Real Estate Trust is included. In addition, the priority beneficiary rights, insurance claim rights, and pledge over the deposits in the loan disbursement account under the trust agreement have been provided as collateral for the borrowings to the financial institution

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at March 31, 2026 and 2025, and December 31, 2025 49 (17) The Group has established supplier finance agreements with some suppliers, and suppliers participating in the supplier finance agreement can receive early payment on invoices sent to the Group from the Group’s external finance provider. The Group pays the finance provider in accordance with the usual payment terms to settle the debt. As at March 31, 2026, all financial liabilities subject to the supplier finance agreement are included in trade and other payables, and the carrying amount is ₩ 65,239 million (as at December 31, 2025: ₩ 46,011 million). Of these, the carrying amount of the part that the suppliers have already received from the finance provider is ₩ 43,140 million (as at December 31, 2025: ₩ 19,196 million). There were no significant non-cash changes in the carrying amount of the trade and other payables included in the Group’s supplier finance agreement. (18) During the prior period, the Group became aware of damages caused by unauthorized small-value payments and security incidents, and is currently under investigation by the Personal Information Protection Commission regarding the timing and circumstances of these incidents. As the investigation is ongoing, the Group cannot reasonably estimate any obligations that may arise in connection with this matter.

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at March 31, 2026 and 2025, and December 31, 2025 50 17. Leases Information for leases when the Group acts as a lessee is as follows. Information on leases when the Group acts as a lessor is described in Note 10. (1) Amounts recognized in the consolidated statement of financial position The consolidated statements of financial position shows the following amounts relating to leases: (in millions of Korean won) March 31, 2026 December 31, 2025 Right-of-use assets Property and buildings ₩ 1,278,486 1,307,484 Machinery and communication line facilities 120,530 125,715 Others 93,055 104,918 Total ₩ 1,492,071 1,538,117 (in millions of Korean won) March 31, 2026 December 31, 2025 Lease liabilities1 Current ₩ 377,848 379,291 Non-current 1,015,853 1,043,915 Total ₩ 1,393,701 1,423,206 1 Included in the line item other current liabilities and other non-current liabilities in the consolidated statements of financial position (Note 8). For the three-month periods ended March 31, 2026 and 2025, right-of-use assets related to leases increased by ₩ 65,693 million and ₩ 105,804 million, respectively.

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at March 31, 2026 and 2025, and December 31, 2025 51 (2) Amounts recognized in the consolidated statement of profit or loss The consolidated statement of profit or loss relating to leases for the three-month period ended March 31, 2026 and 2025, are as follows: (in millions of Korean won) 2026 2025 Depreciation of right-of-use assets Property and buildings ₩ 83,639 78,822 Machinery and communication line facilities 15,248 6,337 Others 15,926 19,338 Total ₩ 114,813 104,497 Interest expense relating to lease liabilities ₩ 13,411 9,701 Expense relating to short-term leases 2,262 3,493 Expense relating to leases of low-value assets that are not short-term leases 6,352 6,132 Expense relating to variable lease payments not included in lease liabilities 3,497 3,346 The total cash outflow for leases for the three-month periods ended March 31, 2026 and 2025, is ₩ 125,013 million and ₩ 118,636 million, respectively. 18. Retained Earnings Details of retained earnings as at March 31, 2026 and December 31, 2025, are as follows: (in millions of Korean won) March 31, 2026 December 31, 2025 Legal reserve 1 ₩ 782,249 782,249 Voluntary reserves 2 4,651,362 4,651,362 Unappropriated retained earnings 9,740,886 9,530,721 Total ₩ 15,174,497 14,964,332 1The Commercial Code of the Republic of Korea requires the Controlling Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued share capital. The reserve is not available for the payment of cash dividends but may be transferred to share capital with the approval of the Controlling Company’s Board of Directors or used to reduce accumulated deficit, if any, with the ratification of the Controlling Company’s majority shareholders. 2 The reserves of research and development of human resources in other surplus reserves are separately accumulated on disposal of retained earnings on tax filing adjustments when calculating income taxes in accordance with regulations of Tax Reduction and Exemption Control Act of Korea. Reversal of the reserves according to the relevant tax law can be paid out as dividends.

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at March 31, 2026 and 2025, and December 31, 2025 52 19. Other Components of Equity (1) The Group’s other components of equity, as at March 31, 2026 and December 31, 2025, are as follows: (in millions of Korean won) March 31, 2026 December 31, 2025 Treasury stock ₩ (461,077) (461,135) Gain on disposal of treasury stock 2,924 2,828 Share-based compensation 9,899 7,119 Equity transactions within consolidated entities 1 (425,402) (425,527) Total ₩ (873,656) (876,715) 1 Profit or loss incurred from transactions with non-controlling interest and investment difference incurred from change in proportion of subsidiaries are included. (2) As at March 31, 2026 and December 31, 2025, the details of treasury stock, are as follows: March 31, 2026 December 31, 2025 Number of shares (in shares) 10,925,239 10,926,622 Amount (in millions of Korean won) ₩ 461,077 461,135 Treasury stock held as at March 31, 2026, is expected to be used for stock compensation for the Group’s directors, employees, and for other purposes. 20. Revenue from Contracts with Customers and Relevant Contract Assets and Liabilities (1) The Group has recognized the following amounts as revenue for the three-month periods ended March 31, 2026 and 2025: (in millions of Korean won) 2026 2025 Revenue from contracts with customers ₩ 6,698,520 6,785,075 Revenue from other sources 79,928 60,042 Total ₩ 6,778,448 6,845,117

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at March 31, 2026 and 2025, and December 31, 2025 53 (2) Operating revenues for the three-month periods ended March 31, 2026 and 2025, are as follows: (in millions of Korean won) 2026 2025 Services provided ₩ 5,733,426 5,700,395 Sales of goods 1,045,022 1,144,722 Total ₩ 6,778,448 6,845,117 Revenue from providing services is recognized over time and revenue from sales of goods is recognized at a point in time. Revenues from construction commitments included in sales of goods are recognized using the percentage of completion method. (3) The contract assets, liabilities and deferred revenue recognized in relation to the revenues from contracts with customers are as follows: (in millions of Korean won) March 31, 2026 December 31, 2025 Contract assets 1 ₩ 1,205,325 1,111,973 Contract liabilities 1 258,413 267,622 Deferred revenue 2 94,568 94,302 1 The Group recognized contract assets of ₩ 147,752 million and contract liabilities of ₩ 19,228 million for long-term construction contracts as at March 31, 2026 (December 31, 2025: contract assets of ₩ 85,713 million and contract liabilities of ₩ 27,884 million). The Group recognizes contract assets as trade receivables and other receivables, and contract liabilities as other current liabilities. 2 Deferred revenue related to government grant is excluded. (4) The contract costs recognized as assets are as follows: (in millions of Korean won) March 31, 2026 December 31, 2025 Incremental costs of obtaining a contract ₩ 2,042,976 2,018,168 Cost of contract performance 81,886 80,920 Total ₩ 2,124,862 2,099,088 As at March 31, 2026, the Group recognized ₩ 498,255 million (three-month period ended March 31, 2025: ₩ 431,336 million) of operating expenses related to contract cost assets.

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at March 31, 2026 and 2025, and December 31, 2025 54 (5) For the three-month periods ended March 31, 2026 and 2025, revenue recognized from contract liabilities and deferred revenue carried-forward from prior year, is as follows: (in millions of Korean won) 2026 2025 Revenue recognized from the beginning balance of contract liabilities Allocation of the transaction price ₩ 82,731 63,915 Deferred revenue of joining/installment fees 13,435 12,485 Total ₩ 96,166 76,400 21. Operating Expenses (1) Operating expenses for the three-month periods ended March 31, 2026 and 2025, are as follows: (in millions of Korean won) 2026 2025 Employee benefit cost ₩ 1,173,874 1,121,835 Depreciation 694,186 715,828 Depreciation of right-of-use assets 114,813 104,497 Amortization of intangible assets 148,336 148,351 Commissions 354,254 394,628 Interconnection charges 96,481 97,365 International interconnection fees 40,065 30,940 Purchase of inventories 1,157,815 833,388 Changes of inventories (121,414) 86,324 Sales promotion expense and sales commissions 630,594 568,686 Service cost 609,403 600,399 Utilities 139,556 136,783 Taxes and dues 65,284 64,441 Rent 37,095 39,123 Insurance premium 15,956 17,150 Installation fee 38,207 45,839 Advertising expenses 32,265 32,250 Research and development expenses 64,544 61,413 Card service costs 651,325 672,645 Others 353,108 384,461 Total ₩ 6,295,747 6,156,346

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at March 31, 2026 and 2025, and December 31, 2025 55 (2) Details of employee benefits for the three-month periods ended March 31, 2026 and 2025, are as follows: (in millions of Korean won) 2026 2025 Short-term salaries and wages ₩ 1,078,175 1,036,195 Post-employment benefits (defined benefit plan) 54,628 53,287 Post-employment benefits (defined contribution plan) 22,775 20,722 Share-based payment 3,911 2,340 Others 14,385 9,291 Total ₩ 1,173,874 1,121,835 22. Other Income and Other Expenses (1) Other income for the three-month periods ended March 31, 2026 and 2025, are as follows: (in millions of Korean won) 2026 2025 Gain on disposal of property and equipment and investment properties ₩ 17,205 9,832 Gain on disposal of intangible assets - 1,641 Gain on disposal of right-of-use assets 233 939 Compensation on impairment of property and equipment 47,702 17,566 Income from government subsidies 433 45 Gain on disposal of investments in associates 21,501 7,481 Gain on disposal of subsidiaries - 10,156 Others 9,290 17,702 Total ₩ 96,364 65,362 (2) Other expenses for the three-month periods ended March 31, 2026 and 2025, are as follows: (in millions of Korean won) 2026 2025 Loss on disposal of propert and equipment ₩ 28,169 14,548 Loss on disposal of intangible assets 696 1,868 Loss on disposal of right-of-use assets 232 907 Loss on disposal of subsidiaries - 403 Donations 7,557 3,731 Other allowance for bad debts 4,903 4,452 Others 16,143 11,901 Total ₩ 57,700 37,810

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at March 31, 2026 and 2025, and December 31, 2025 56 23. Financial Income and Costs (1) Details of finance income for the three-month periods ended March 31, 2026 and 2025, are as follows: (in millions of Korean won) 2026 2025 Interest income ₩ 62,647 66,266 Gain on foreign currency transactions 4,982 4,894 Gain on foreign currency translation 7,415 11,040 Gain on derivatives transactions 1,403 76 Gain on valuation of derivatives 163,235 16,495 Dividend income 24,048 28,803 Others 1,589 520 Total ₩ 265,319 128,094 (2) Details of finance costs for the three-month periods ended March 31, 2026 and 2025, are as follows: (in millions of Korean won) 2026 2025 Interest expenses ₩ 94,195 93,083 Loss on foreign currency transactions 5,268 2,502 Loss on foreign currency translation 174,645 12,447 Loss on derivatives transactions - 4,742 Loss on valuation of derivatives 4,621 8,561 Loss on disposal of trade receivables 2,952 1,015 Loss on valuation of financial instruments - 138 Others (643) 1,871 Total ₩ 281,038 124,359 24. Income Tax Expense Income tax expense is recognized based on the best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual income tax rate used for the year ending December 31, 2026, is 24.2%

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at March 31, 2026 and 2025, and December 31, 2025 57 25. Earnings per Share Basic earnings per share for the three-month periods ended March 31, 2026 and 2025, are calculated as follows: (1) Basic Earnings per Share Basic earnings per share is calculated by dividing the profit for the period by the weighted average number of ordinary shares outstanding during the period, excluding ordinary shares held by the Group as treasury stock. 2026 2025 Profit attributable to ordinary shares of owners of the Controlling Company (in millions of Korean won) ₩ 351,963 539,569 Weighted average number of ordinary shares outstanding (in number of shares) 241,095,985 245,753,391 Basic earnings per share (in Korean won) ₩ 1,460 2,196 (2) Diluted Earnings per Share Diluted earnings per share from operations is calculated by adjusting the weighted average number of ordinary shares outstanding assuming that all dilutive potential ordinary shares are converted into ordinary shares. The Group has dilutive potential ordinary shares from convertible bonds, convertible preferred stock and other share-based payments: 2026 2025 Profit attributable to ordinary shares (in millions of Korean won) ₩ 351,963 539,569 Adjusted net income attributable to ordinary shares (in millions of Korean won) (153) (257) Diluted profit attributable to ordinary shares (in millions of Korean won) ₩ 351,810 539,312 Number of dilutive potential ordinary shares Outstanding 1 (in number of shares) 121,294 101,557 Weighted average number of ordinary shares outstanding (in number of shares) 241,217,279 245,854,948 Diluted earnings per share (in Korean won) ₩ 1,458 2,194 1 The dilutive potential common shares consist of share-based compensation. Diluted earnings per share represents quarterly net income attributable to each ordinary share and dilutive potential ordinary share. Diluted earnings per share is calculated by dividing adjusted profit for the year by the sum of the number of ordinary shares and dilutive potential ordinary shares.

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at March 31, 2026 and 2025, and December 31, 2025 58 26. Cash Generated from Operations (1) Cash flows from operating activities for the three-month periods ended March 31, 2026 and 2025, are as follows: (in millions of Korean won) 2026 2025 1. Profit for the period ₩ 388,321 566,799 2. Adjustments for: Income tax expense 124,216 145,031 Interest income 1 (96,450) (93,923) Interest expense 1 113,337 109,686 Dividends income 2 (25,429) (29,046) Depreciation 708,412 728,017 Amortization of intangible assets 150,488 150,238 Depreciation of right-of-use assets 114,813 104,497 Post-employment benefits (defined benefits) 57,764 56,670 Impairment losses on trade receivables 26,913 33,667 Share of net profit or loss of associates and joint ventures (6,939) 8,384 Gain on disposal of subsidiaries and associates (21,501) (17,234) Loss on disposal of property, equipment and investment properties 10,964 4,716 Impairment loss on property and equipment 15 - Gain on disposal of right-of-use assets (1) (32) Loss on disposal of intangible assets 696 227 Reversal of impairment loss on intangible assets (20) - Loss on foreign currency translation 166,939 1,423 Gain on valuation and settlement of derivatives (158,620) (4,294) Loss on disposal of financial assets at amortized cost - 18 Loss(gain) on disposal of financial assets at fair value through profit or loss (1,071) 1,835 Loss(gain)on valuation of financial assets at fair value through profit or loss 3 (1,061) 1,293 Others 62,785 9,784 3. Changes in operating assets and liabilities Increase in trade receivables (186,017) (350,836) Increase in other receivables (243,154) (297,319) Increase in other current assets (167,416) (316,140) Decrease (increase) in other non-current assets (132,341) 31,614 Decrease (increase) in inventories (107,218) 141,528 Increase (decrease) in trade payables 168,839 (241,380) Increase (decrease) in other payables (30,686) 167,629 Decrease in other current liabilities (85,304) (174,918) Increase in other non-current liabilities 4,247 4,390 Increase (decrease) in provisions (17,018) 1,612 Increase in deferred revenue 76 29 Decrease in plan assets 78,648 204,802 Payment of post-employment benefits (defined benefit) (99,275) (220,400) 4. Cash generated from operations (1+2+3) ₩ 797,952 728,367 1 Subsidiaries such as BC Card Co., Ltd. recognize interest income and expense as operating revenue and expense, respectively. Interest income of ₩ 33,803 million (for the three-month period ended March 31, 2025: ₩ 27,657 million) recognized as operating revenue and interest expense of ₩ 19,142 million (for the three-month period ended March 31, 2025: ₩ 16,603 million) recognized as operating expense, for the three-month period ended March 31, 2026, are included in the adjustment.

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at March 31, 2026 and 2025, and December 31, 2025 59 2 BC Card Co., Ltd. recognized dividend income as operating revenue. Dividend income of ₩ 1,373 million that is recognized as operating revenue for the three-month period ended March 31, 2026 (three-month period ended March 31, 2025: ₩ 228 million) is included in the adjustment. 3 Subsidiaries such as KT Investment Co., Ltd. recognized gain and loss on valuation of financial assets at fair value through profit or loss as operating revenue and expense, respectively. Net loss on valuation of financial assets at fair value through profit or loss of ₩ 541 million (for the three-month period ended March 31, 2025: net loss on valuation of financial assets at fair value through profit or loss of ₩ 1,401 million that is recognized as operating revenue and expense, for the three-month period ended March 31, 2026, is included in the adjustment. (2) Significant transactions not affecting cash flows for the three-month periods ended March 31, 2026 and 2025, are as follows: (in millions of Korean won) 2026 2025 Reclassification of current portion of borrowings ₩ 994,534 613,630 Reclassification of construction-in-progress to property and equipment 409,044 665,171 Change of other payables relating to acquisition of property and equipment (175,277) (416,484) Change of other payables relating to acquisition of intangible assets (277,760) (274,591) Reclassification of other payables from net defined benefit liabilities (9,420) (17,587) Increase in dividend payable 167,579 141,408

KT Corporation and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
As at March 31, 2026 and 2025, and December 31, 2025

27. Changes in Liabilities Arising from Financing Activities

Details of changes in liabilities arising from financing activities, liabilities related to cashflow to be classified as future financing activities, for the three-month periods ended March 31, 2026 and 2025, are as follows:

(in millions of Korean won)		2026						
				Others				
		Beginning	Cash flows	Acquisition	Changes in FX rate	Fair value change	Other changes	Ending
Borrowings	₩	10,785,572	(29,075)	-	168,236	-	(88,152)	10,836,581
Lease liabilities		1,423,206	(100,649)	65,682	-	602	4,860	1,393,701
Derivative liabilities		13,862	-	-	-	(10,216)	-	3,646
Derivative assets		(315,537)	-	-	-	(164,511)	-	(480,048)
Total	₩	11,907,103	(129,724)	65,682	168,236	(174,125)	(83,292)	11,753,880

(in millions of Korean won)		2025						
				Others				
		Beginning	Cash flows	Acquisition	Changes in FX rate	Fair value change	Other changes	Ending
Borrowings	₩	10,520,691	646,953	22,990	(4,468)	-	(16,621)	11,169,545
Lease liabilities		1,059,453	(97,790)	138,670	-	20	(41,567)	1,058,786
Derivative liabilities		3	-	-	-	11	-	14
Derivative assets		(445,471)	(3,724)	-	-	(19,444)	4,427	(464,212)
Total	₩	11,134,676	545,439	161,660	(4,468)	(19,413)	(53,761)	11,764,133

60

KT Corporation and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
As at March 31, 2026 and 2025, and December 31, 2025

28. Segment Information

(1) The management of the Group determines the operating segments based on the reported information when establishing the business strategy.

Details	Business service
ICT	Mobile/fixed line telecommunication service and convergence business, B2B business and others
Finance	Credit card business
Satellite TV	Satellite TV business
Real estate	Residential building development and supply
Others	IT, facility security, global business, and others

(2) Details of each segment for the three-month periods ended March 31, 2026 and 2025, are as follows:

(in millions of Korean won)		2026		
		Operating revenues	**Operating income**	**Depreciation and amortization** [1]
ICT	₩	4,834,631	313,928	796,693
Finance		795,476	47,844	6,897
Satellite TV		173,269	7,236	10,865
Real estate		231,193	51,655	18,625
Others		2,211,731	79,378	159,603
Subtotal		8,246,300	500,041	992,683
Elimination		(1,467,852)	(17,340)	(35,348)
Consolidated amount	₩	6,778,448	482,701	957,335

[1] Sum of the depreciation and amortization of property and equipment, intangible assets, investment properties and right-of-use assets.

(in millions of Korean won)		2025		
		Operating revenues	**Operating income**	**Depreciation and amortization** [1]
ICT	₩	4,682,007	400,114	810,484
Finance		825,492	53,517	7,890
Satellite TV		169,597	13,152	11,378
Real estate		133,238	16,099	16,794
Others		2,352,422	176,996	154,487
Subtotal		8,162,756	659,878	1,001,033
Elimination		(1,317,639)	28,893	(32,357)
Consolidated amount	₩	6,845,117	688,771	968,676

[1] Sum of the depreciation and amortization of property and equipment, intangible assets, investment properties and right-of-use assets.

(3) Operating revenues for the three-month periods ended March 31, 2026 and 2025, and non-current assets as at March 31, 2026 and December 31, 2025, by geographical regions, are as follows:

61

KT Corporation and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
As at March 31, 2026 and 2025, and December 31, 2025

(in millions of Korean won)		Operating revenues		Non-current assets [1]	
Location		**2026**	**2025**	**March 31, 2026**	**December 31, 2025**
Domestic	₩	6,733,373	6,799,776	19,548,574	20,074,061
Overseas		45,075	45,341	151,890	151,198
Total	₩	6,778,448	6,845,117	19,700,464	20,225,259

[1] Sum of property and equipment, intangible assets, investment properties and right-of-use assets.

29. Related Party Transactions

(1) The list of related party of the Group as at March 31, 2026, is as follows:

Relationship	Name of Entity
Associates and joint ventures	49 entities such as K Bank Inc., KIF Investment Fund, Megazone Cloud Corporation, and KIAMCO Data Center Development Real Estate General Private Placement Investment Blind Trusts
Others [1]	Goody Studio Co., Ltd., Rebellion Inc., Digital Pharm Co., Ltd., Mastern No.127 Logispoint Daegu Co., KORAMKO No. 143 General Private Real Estate Investment Company and others

[1] Included within the scope of related parties under Korean IFRS 1024 due to the presence of significant influence, even though treated in accordance with Korean IFRS 1109.

(2) Outstanding balances of receivables and payables in relations to transactions with related parties as at March 31, 2026 and December 31, 2025, are as follows:

(in millions of Korean won)			March 31, 2026				
			Receivables		Payables		
Relationship	**Name of Entity**		**Trade receivables**	**Other receivables**	**Trade payables**	**Other payables**	**Lease liabilities**
Associates and joint ventures	K Bank Inc.	₩	1,019	68,058	8	1,005	-
	Little Big Pictures		235	1,377	-	339	-
	K-Realty 11th Real Estate Investment Trust Company		166	1,482	-	-	1,197
	K-Realty No.3 Real Estate General Private Placement Investment		82	-	-	326	98,465
	Others		6,848	552	62	3,426	-
Others	Others		38	-	-	-	-
Total		₩	8,388	71,469	70	5,096	99,662

62

KT Corporation and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
As at March 31, 2026 and 2025, and December 31, 2025

(in millions of Korean won)

			December 31, 2025				
			Receivables		Payables		
Relationship	**Name of Entity**		**Trade receivables**	**Other receivables**	**Trade payables**	**Other payables**	**Lease liabilities**
Associates and joint ventures	K Bank Inc.	₩	2,089	53,865	-	795	-
	Little Big Pictures		235	1,382	-	249	-
	K-Realty 11th Real Estate Investment Trust Company		117	1,482	-	-	1,719
	K-Realty No.3 Real Estate General Private Placement Investment		185	-	-	299	98,474
	Others		6,419	747	161	1,228	-
Others	Others		228	66	-	-	-
	Total	₩	9,273	57,542	161	2,571	100,193

(3) Significant transactions with related parties for the three-month periods ended March 31, 2026 and 2025, are as follows:

(in millions of Korean won)

			2026				
			Sales		Purchases		
Relationship	**Name of Entity**		**Operating revenue**	**Other income**	**Operating expenses**	**Others[1]**	**Acquisition of right-of-use assets**
Associates and joint ventures	K Bank Inc.	₩	7,888	51	8,318	-	-
	HD Hyundai Robotics Co., Ltd.		20	-	-	-	-
	K-Realty 11th Real Estate Investment Trust Company		9	50	493	-	-
	K-Realty No.3 Real Estate General Private Placement Investment Company		-	82	841	-	-
	Gaebong PFV Co., Ltd		4,719	-	-	-	-
	Others[2]		7,644	238	5,168	65	-
Others	Others		1	36	-	-	-
	Total	₩	20,281	457	14,820	65	-

[1]The amount of acquisition of property, equipment and others is included.

63

KT Corporation and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
As at March 31, 2026 and 2025, and December 31, 2025

(in millions of Korean won)			2025				
			Sales		Purchases		Acquisition of right-of-use assets
Relationship	**Name of Entity**		**Operating revenue**	**Other income**	**Operating expenses**	**Others[1]**	
Associates and joint ventures	K Bank Inc.	₩	8,509	-	6,094	-	-
	HD Hyundai Robotics Co., Ltd.		19	-	-	-	-
	K-Realty 11th Real Estate Investment Trust Company		9	50	595	-	-
	K-Realty No.3 Real Estate General Private Placement Investment Company		21,577	81	-	-	-
	Others [2]		6,536	176	12,670	10,533	-
Others	Others		1	-	61	-	-
	Total	₩	36,651	307	19,420	10,533	-

[1]The amount of acquisition of property, equipment and others is included.

[2] Transactions with Trustay Co., Limited. before they were classified as non-affiliated companies are included.

(in millions of Korean won)			2026			2025		
Relationship	**Name of Entity**		**Finance income**	**Finance costs**	**Dividend Income**	**Finance income**	**Finance costs**	**Dividend income**
Associates and joint ventures	K Bank Inc.	₩	27	-	1,150	665	-	-
	K-Realty 11th Real Estate Investment Trust Company		-	11	-	-	26	200
	K-Realty No.3 Real Estate General Private Placement Investment Company		-	807	-	-	-	-
	Others	-	- -	- -	26	-	-	85
	Total	₩	27	818	1,176	665	26	285

(4) Key management compensation for the three-month periods ended March 31, 2026 and 2025, consists of:

(in millions of Korean won)		2026	2025
Short-term benefits	₩	446	435
Post-employment benefits		70	70
Share-based compensation		226	183
Total	₩	742	688

64

KT Corporation and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
As at March 31, 2026 and 2025, and December 31, 2025

(5) Fund transactions with related parties for the three-month periods ended March 31, 2026 and 2025, are as follows:

(in millions of Korean won)		2026		
		Borrowing transactions[1]		Equity contributions in cash
		Borrowings	Repayments	
Associates and joint ventures				
IBK-KT Young Entrepreneurs MARS Investment Fund	₩	-	-	5,000
K-Realty 11th Real Estate Investment Trust Company		-	1,310	-
Solaire IPTV Content Fund		-	-	4,000
Others		-	-	178
Total	₩	-	1,310	9,178

[1] Borrowing transactions include lease transactions.

(in millions of Korean won)		2025		
		Borrowing transactions[1]		Equity contributions in cash
		Borrowings	Repayments	
Associates and joint ventures				
IBK-KT Young Entrepreneurs MARS Investment Fund	₩	-	-	6,000
K-Realty 11th Real Estate Investment Trust Company		-	186	-
Others		-	-	1,374
Total	₩	-	186	7,374

[1] Borrowing transactions include lease transactions.

(6) The Group has an obligation according to invest agreements with related parties such as KIAMCO Data Center Development Real Estate General Private Placement Investment Blind Trusts. As at March 31, 2026 the Group has a plan to make an additional investment of ₩ 75,234 million.

(7) As at March 31, 2026, the limit of the credit card contract provided by the Group to K Bank Inc. and others is ₩ 1,520 million (December 31, 2025: ₩ 1,486 million).

65

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at March 31, 2026 and 2025, and December 31, 2025 66 30. Fair Value (1) Fair Value of Financial Instruments by Category Carrying amount and fair value of financial instruments by category as at March 31, 2026 and December 31, 2025, are as follows: (in millions of Korean won) March 31, 2026 December 31, 2025 Carrying amount Fair value Carrying amount Fair value Financial assets Cash and cash equivalents ₩ 2,860,116 1 3,506,971 1 Trade and other receivables Financial assets at amortized cost 2 7,899,765 1 7,572,857 1 Financial assets at fair value through other comprehensive income 241,952 241,952 107,644 107,644 Other financial assets Financial assets at amortized cost 1,675,030 1 1,476,527 1 Financial assets at fair value through profit or loss 914,623 914,623 774,557 774,557 Financial assets at fair value through other comprehensive income 2,851,607 2,851,607 2,423,277 2,423,277 Derivative financial assets for hedging 480,048 480,048 315,537 315,537 Total ₩ 16,923,141 16,177,370 Financial liabilities Trade and other payables ₩ 6,813,369 1 6,693,177 1 Borrowings 10,836,581 10,676,175 10,785,572 9,722,743 Other financial liabilities Financial liabilities at amortized cost 1,013,662 1 999,020 1 Financial liabilities at fair value through profit or loss - - 105,810 105,810 Derivative financial liabilities for hedging 3,646 3,646 13,862 13,862 Total ₩ 18,667,258 18,597,441 1 The Group did not conduct fair value estimation as the book amount is a reasonable approximation of the fair value. 2 Lease receivables are excluded from fair value disclosure in accordance with Korean IFRS 1107.

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at March 31, 2026 and 2025, and December 31, 2025 67 (2) Fair Value Hierarchy Financial instruments that are measured at fair value are categorized by the fair value hierarchy, and the defined levels are as follows Level 1: The quoted (unadjusted) price in active markets for identical assets or liabilities that an entity can access at the measurement date. Level 2: All inputs other than quoted prices included in Level 1 that are observable (either directly that is, or indirectly that is, derived from prices) for the asset or liability. Level 3: The unobservable inputs for the asset or liability. Fair value hierarchy classifications of the financial assets and financial liabilities that are measured disclosed at fair value or its fair value is disclosed as at March 31, 2026 and December 31, 2025, are as follows: (in millions of Korean won) March 31, 2026 Level 1 Level 2 Level 3 Total Assets Trade and other receivables Financial assets at fair value through other comprehensive income ₩ - 241,952 - 241,952 Other financial assets Financial assets at fair value through profit or loss 486 205,166 708,971 914,623 Financial assets at fair value through other comprehensive income 2,474,645 5,124 371,838 2,851,607 Derivative financial assets for hedging - 480,048 - 480,048 Total ₩ 2,475,131 932,290 1,080,809 4,488,230 Liabilities Borrowings ₩ - 10,676,175 - 10,676,175 Other financial liabilities Financial liabilities at fair value through profit or loss - - - - Derivative financial liabilities for hedging - 3,646 - 3,646 Total ₩ - 10,679,821 - 10,679,821

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at March 31, 2026 and 2025, and December 31, 2025 68 (In millions of Korean won) December 31, 2025 Level 1 Level 2 Level 3 Total Assets Trade and other receivables Financial assets at fair value through other comprehensive income ₩ - 107,644 - 107,644 Other financial assets Financial assets at fair value through profit or loss 3,562 64,237 706,758 774,557 Financial assets at fair value through other comprehensive income 2,044,434 5,319 373,524 2,423,277 Derivative financial assets for hedging - 315,537 - 315,537 Total ₩ 2,047,996 492,737 1,080,282 3,621,015 Liabilities Borrowings ₩ - 9,722,743 - 9,722,743 Other financial liabilities Financial liabilities at fair value through profit or loss - 432 105,378 105,810 Derivative financial liabilities for hedging - 13,862 - 13,862 Total ₩ - 9,737,037 105,378 9,842,415

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at March 31, 2026 and 2025, and December 31, 2025 69 (3) Transfers Between Fair Value Hierarchy Levels of Recurring Fair Value Measurements 1) Details of transfers between Level 1 and Level 2 of the fair value hierarchy for recurring fair value measurements There are no transfers between Level 1 and Level 2 of the fair value hierarchy for the recurring fair value measurements. 2) Details of changes in Level 3 of the fair value hierarchy for recurring fair value measurements. Details of changes in Level 3 of the fair value hierarchy for the recurring fair value measurements are as follows for the three-month periods ended March 31, 2026 and 2025: (in millions of Korean won) 2026 Financial assets Financial liabilities Financial assets at FVTPL Financial assets at FVOCI Financial liabilities at FVTPL Beginning balance ₩ 706,758 373,524 105,378 Acquisition 5,489 - - Transfer (585) 2,437 - Disposal (792) (1,920) (109,960) Amount recognized in profit or loss (1,899) - 4,582 Amount recognized in other comprehensive income - (2,203) - Ending balance ₩ 708,971 371,838 - (in millions of Korean won) 2025 Financial assets Financial liabilities Financial assets at FVTPL Financial assets at FVOCI Financial liabilities at FVTPL Beginning balance ₩ 842,612 342,830 132,011 Acquisition 7,369 - - Transfer - (108) - Disposal (38,946) (1,157) (381) Amount recognized in profit or loss (2,242) 24 (8,461) Amount recognized in other comprehensive income - (395) - Ending balance ₩ 808,793 341,194 123,169

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at March 31, 2026 and 2025, and December 31, 2025 70 (4) Valuation Techniques Valuation techniques and inputs used in the recurring and non-recurring fair value measurements and disclosed fair values categorized within Level 2 and Level 3 of the fair value hierarchy as at March 31, 2026 and December 31, 2025, are as follows: (in millions of Korean won) March 31, 2026 Fair value Level Major valuation techniques Assets Trade and other receivables Financial assets at fair value through other comprehensive income ₩ 241,952 2 DCF Model Other financial assets Financial assets at fair value through profit or loss 914,137 2,3 DCF Model, Adjusted Net Asset Model, Backsolve Model, T-F Model Financial assets at fair value through other comprehensive income 376,962 2,3 DCF Model, Hull-White model, LSMC model, Backsolve Model, T-F Model Derivative financial assets for hedging 480,048 2 DCF Model Liabilities Borrowings 10,676,175 2 DCF Model Other financial liabilities Derivative financial liabilities for hedging 3,646 2 DCF Model

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at March 31, 2026 and 2025, and December 31, 2025 71 (in millions of Korean won) December 31, 2025 Fair value Level Major valuation techniques Assets Trade and other receivables Financial assets at fair value through other comprehensive income ₩ 107,644 2 DCF Model Other financial assets Financial assets at fair value through profit or loss 770,995 2,3 DCF Model, Adjusted Net Asset Model, Backsolve Model, T-F Model Financial assets at fair value through other comprehensive income 378,843 2,3 DCF Model, Hull-White model, LSMC model, Backsolve Model, T-F Model Derivative financial assets for hedging 315,537 2 DCF Model Liabilities Borrowings 9,722,743 2 DCF Model Other financial liabilities Financial liabilities at fair value through profit or loss 105,810 2,3 Binomial Option Pricing Model Derivative financial liabilities for hedging 13,862 2 DCF Model (5) Valuation Processes for Fair Value Measurements Categorized Within Level 3 The Group engages external experts that perform the fair value measurements required for financial reporting purposes. External experts report directly to the chief financial officer (CFO), and discuss the valuation processes and results with the CFO in line with the Group’s closing dates.

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at March 31, 2026 and 2025, and December 31, 2025 72 31. Events After the Reporting Period (1) The Group decided on a quarterly dividend at the Board of Directors dated May 12, 2026, and the details are as follows. Type Details Dividend per share ₩ 600 (Total dividend: ₩ 143,863 million) Dividend yield 1.01% Dividend report date May 27, 2026 Dividend pay date June 11, 2026 (2) The Group plans to spin off the channel business division, including Channel CHING, ONT, and Health Medi TV, from KT ENA Co., Ltd. The spin-off will be effective May 1, 2026, and a new company will be established. Subsequently, the Group intends then intends to sell all shares of the new company to a third party.